U.S. Securities and Exchange Commission
                  Washington, D.C. 20549
                       FORM 10-KSB
(Mark One)

[X]    Annual Report under Section 13 or 15(d) of the Securities
Exchange Act of 1934

         For the fiscal year ended December 31, 1996

[ ]    Transition report under Section 13 or 15(d) of the
Securities Exchange Act of 1934 [No Fee Required]
For the transition period from ________ to __________

     Commission file number      0-9137

               U.S. GOLD CORPORATION
 (Name of small business issuer in its charter)

Colorado                       84-0796160
(State or other jurisdiction (I.R.S. Employer Identification No.) incorporation or organization)

55 Madison, Suite 700, Denver, Colorado    80206
(Address of principal executive office)    (Zip Code)

Issuer's telephone number  (303) 322-8002

Securities registered pursuant to Section 12(b) of the Exchange
Act:
Title of each class      Name of each exchange on which registered
None                     N/A

Securities registered pursuant to Section 12(g) of the Exchange
Act:

Common Stock, $0.10 par value
(Title of class)

Check whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Exchange Act during the past 12 months (or for, such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X   No

Check if there is no disclosure of delinquent filers pursuant to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [X].

State issuer's revenues for its most recent fiscal year.
$1,311,349 in revenues for year ended December 31, 1996.

The aggregate market value (at the last trade price of $1.16 per share) of the Common Stock of U.S. Gold Corporation held by nonaffiliates as of March 19, 1997 was approximately $8,655,700.
As of March 19, 1997, there were 13,854,119 shares of Common Stock, par value $0.10, outstanding.

Transitional Small Business Disclosure Format (check one):yes no x


PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development

U.S. Gold Corporation (the "Company") was organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, the Company, pursuant to a vote of its shareholders, changed its name from Silver State Mining Corporation to U.S. Gold Corporation. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

The Company's principal property is Tonkin Springs ("Tonkin Springs") located in Eureka County Nevada, which interest is held by Tonkin Springs Venture Limited Partnership ("TSVLP"), a Nevada limited partnership owned 100% by wholly-owned subsidiaries of the Company. On December 31, 1993, TSVLP sold a 60 percent undivided interest in Tonkin Springs to Gold Capital Corporation ("Gold Capital"), a Colorado corporation. TSVLP retained a 40 percent undivided interest in Tonkin Springs.

During 1990, the Company completed construction of its milling facility at Tonkin Springs and operated the integrated mill facility in a start-up mode commencing March, 1990. However, because of severe liquidity problems the Company put the operation on stand-by status beginning in June, 1990, while the Company concluded a transaction on February 13, 1991 with wholly-owned subsidiaries of Homestake Mining Company of California (hereinafter "Denay"). In that transaction, the Company sold 51% undivided interest in the Tonkin Springs project to Denay and the parties contributed their respective interests in the Tonkin Springs project into the TSVLP. Denay conducted and funded exploration and other activities at Tonkin Springs until its withdrawal from TSVLP effective October 9, 1992. Upon Denay's withdrawal, the Company, through its wholly-owned subsidiaries, became the 100% owner of TSVLP and assumed responsibility for Tonkin Springs until the transaction with Gold Capital effective December 31, 1993.

Except for the historical information contained herein, the statements in this report which relate to the Company's plans, objectives or future performance may be deemed to be forward-looking statements. Such statements are based on current expectations of management. Actual strategies and results may differ materially from those currently expected because of factors including gold price, ore grades, metallurgical recovery, operating costs, market valuation, and project operator's performance under the Project Joint Venture, as well as other risks and uncertainties.

Business

General

The Company is primarily engaged in the precious metal mining business in the continental United States, however, it may also
evaluate and develop properties outside the United States.   The
Company, through its wholly-owned subsidiaries, owns an interest in the Tonkin Springs gold mine located in Eureka County, Nevada.

As a gold mining company, the Company's activities include, at various times and to various degrees, exploration, land acquisition, geological evaluation and feasibility studies of properties and, where warranted, development and construction of mining and processing facilities, mining and processing and the sale of gold and other metal by-products. The Company also may enter into joint ventures or partnerships to accomplish these activities. All refined bullion is either sold to outside companies, delivered in satisfaction of forward sale delivery contracts, or held in inventory for later disposition. The Company also may enter into joint undertakings with other companies to accomplish the same purposes.

Sale of 60% Interest in Tonkin Springs Properties to Gold Capital

On December 31, 1993 (the "Closing"), TSVLP sold a 60 percent undivided interest in the Tonkin Springs properties and obligations
(the "Properties") to Gold Capital.   TSVLP retained a 40 percent
undivided interest in the Properties. Immediately after the conveyance to Gold Capital, TSVLP and Gold Capital made their respective interest in Tonkin Springs subject to the Tonkin Springs Project Joint Venture ("Project Joint Venture") with Gold Capital designated manager. Gold Capital is responsible for funding of all costs related to Tonkin Springs until defined commercial production, if any, is achieved.

Gold Capital purchased its 60 percent undivided interest in the Properties from TSVLP for a purchase price and other consideration of approximately $7,830,000 representing the estimated fair market value of the assets purchased. The purchase price included $200,000 in cash at Closing; delivery of a mortgage note in the amount of $3.8 million (the "Promissory Note"); 300,000 shares of Gold Capital's Series A Convertible Preferred Stock ("Gold Capital Preferred Stock") having an assigned value of $3 million, and the assumption of 60 percent of a reclamation obligation recorded at $960,000. Since December 31, 1993, TSVLP has received $2,298,924 in principal payments on the Promissory Note with a balance of $1,501,076 remaining due to TSVLP at December 31, 1996. The Promissory Note is collateralized by Gold Capital's 60% interest in the Properties and the Project Joint Venture and accrues interest at a fixed rate of 7.5% on the unpaid principal balance.

Effective December 31, 1996, TSVLP converted its Gold Capital Preferred Stock into 1,750,000 shares of Gold Capital common stock, as provided under the Commitment and Agreement to Convert dated June 22, 1995. The Gold Capital Preferred Stock, as amended June 22, 1995, required Gold Capital to pay a 9% annualized rate dividend through November 30, 1995 (based on the $10 per share stated value which totals $3 million aggregate valuation) payable at the option of Gold Capital in cash or its common stock. Gold Capital elected to pay dividends with common shares with the 1994 dividend of $270,000 satisfied with 127,702 unregistered common shares of Gold Capital and the 1995 dividend, through November 30, 1995, of $247,500 satisfied in February, 1996 with 147,816 unregistered common shares. Pursuant to the Registration Rights Agreement dated March 27, 1995, Gold Capital has agreed to use its best efforts to register all common stock received by TSVLP and U.S. Gold. William W. Reid, president of the Company, was appointed a member of the board of directors of Gold Capital subsequent to the Closing pursuant to the Gold Capital Preferred Stock covenants. As of December 31, 1996, the Company and TSVLP collectively own 2,287,547 shares of common stock of Gold Capital representing approximately 25 percent of the outstanding common stock.

          Gold Capital is required to fund 100% of the holding, development and administrative costs relating to the Properties until commencement of commercial production. Gold Capital shall be reimbursed for expenditures, up to $6 million ("Reimbursable Costs"), from a preferential portion of cash flows from the operations of the Properties, if any, with Gold Capital entitled to receive 84% of net cash flow and TSVLP entitled to receive 16%, until the Reimbursable Costs are recovered. After recovery of Reimbursable Costs, cash flows will be distributed to TSVLP and Gold Capital in proportion to their interests in the Venture. Gold Capital expenditures in excess of $6 million will be considered contributions to the Project Joint Venture by Gold Capital and will not be subject to preferential distributions. Through December 31, 1996, Gold Capital has reported that it has incurred approximately $3,725,000 in Reimbursable Costs.

Gold Capital has been evaluating alternatives to raise the necessary funding to put the Tonkin Springs Project into production and meet other Gold Capital obligations. In that regard, effective March 13, 1997, Gold Capital and Globex Mining Enterprises, Inc. ("Globex"), a Canadian corporation with shares traded on the Toronto and Montreal stock exchanges (symbol: "GMX") entered into an Agreement and Plan of Merger (the "Gold Capital Merger").

Subject to the completion of the Gold Capital Merger, the Company has conditionally agreed to amend the Project Joint Venture Agreement. Under the terms of the proposed amendment, Gold Capital would commit to immediately pay off the balance of the Secured Note to TSVLP, finance capital requirements of the Company after Commencement of Commercial Production, and pay TSVLP $60,000 per month as minimum distributions of cash flow during a 24 month period commencing 12 months after the effective date of the amendment. The amendment would give Gold Capital the right to borrow up to 100% of TSVLP's cash flow from the Project to support Gold Capital debt service for third party project financing with any net borrowings from TSVLP's cash flow due and payable upon payoff of any third party project financing, increase the amount of Reimbursable Costs from $6 million to $8.05 million, and provide expanded definitions of Commencement of Commercial Production to include additional potential operating concepts involving bio-heap pre-conditioning of sulfide ore followed by conventional heap leach recovery at minimum operating levels, or alternatively, heap leach operations of oxide ores at minimum operating levels. These are in addition to the amended bio-heap pre-conditioning of sulfide ore followed by milling operations to extract gold at minimum operating levels. For the Gold Capital Merger to be completed, among other conditions, Globex must have a minimum of $4 million for the Tonkin Springs Project.

On January 16, 1997, Gold Capital and Globex entered into a loan agreement (the "Globex Loan".) As provided under the Globex Loan, Gold Capital paid $141,000 in accrued interest and principle against the Secured Note to TSVLP in January, 1997. In addition, Globex agreed, as long as it is progressing satisfactory towards the potential merger of Globex and Gold Capital, or until August 30, 1997, to make advances under the Globex Loan to Gold Capital to be used, among other things, to reasonably maintain, preserve and protect the Tonkin Springs property, and service the Secured Note to TSVLP at the rate of $50,000 per month commencing February 1, 1997. In turn, the Company agreed to share its security interest in the assets of Gold Capital as provided under the Secured Note, pari passu, with Globex as provided in an Intercreditor Agreement, and in addition, the Company and Globex entered into the Stock Purchase Option Agreement, Agreement Not To Sell Shares, And Agreement To Vote Shares For Merger with Globex, each dated January 16, 1997.

As provided in the Intercreditor Agreement, the Company agreed to share, pari passu with Globex, the security interest held by the Company under the Security Agreement dated December 31, 1993, by and between the Company, TSVLP and Gold Capital. The Company agreed not to give Gold Capital notice of payment default under the Promissory Note so long as the $50,000 per month payments are made. If a foreclosure action is jointly undertaken, Company and Globex agree to jointly bid not less than the lesser of the fair market value of the collateral or the combined balance then owing under the applicable loan agreements. Upon any foreclosure action which results in the Company and Globex acquiring the collateral from Gold Capital, the Company has the right, for 90 days thereafter, to pay to Globex the amount owed to Globex by Gold Capital, and thus to acquire all the rights to the collateral from Globex.

Under the Stock Purchase Option Agreement, Agreement Not To Sell Shares, And Agreement To Vote Shares For Merger, the Company agreed to support the proposed merger of Gold Capital and Globex, to vote its shares owned by the Company in Gold Capital in favor of the proposed merger, and agreed, subject to the completion of that merger, to exchange its 2,287,547 shares of Gold Capital for 632,094 free trading shares of Globex, being the same exchange ratio for Gold Capital shares under the Merger Agreement between Gold Capital and Globex.


The various agreements between the Company, Gold Capital and Globex generally terminate August 30, 1997, unless extended thereafter by the parties, but may be terminated earlier, under certain conditions. If the merger of Gold Capital and Globex is completed, there will be a change of control within Gold Capital and new management for the manager of the Tonkin Springs Project Joint Venture. This new management will be responsible for establishing the plan and schedule for commencement of production, if any, at the Properties.

          The Company is recognizing the gain from the sale of the 60% interest in the Tonkin Springs Properties to Gold Capital using the installment method of accounting. For 1996 and 1995, 24.5% ($1,165,418) and 14.8% ($702,828), respectively, of the gain was recognized.  As of December 31, 1996, $1,789,100 of the gain
(37.7%) is deferred, representing the purchase price consideration related to the Preferred Stock, and is anticipated to be recognized as income as provided under the installment method of accounting.

Loan Settlement Agreement with FABC, Royalty Restructuring with
Nerco

Effective February 21, 1993, the Company entered into a Loan Settlement Agreement with its former senior secured lender, French American Banking Corporation ("FABC"). As partial consideration to FABC under that agreement, the Company assigned a Residual Royalty from Nerco Minerals Company ("NERCO") under a Royalty Restructuring Agreement covering certain mineral interests in the Cripple Creek/Victor mining district of Colorado to FABC, and entered into an agreement between Tonkin Springs Gold Mining Company ("TSGMC"), a wholly owned subsidiary of the Company, and FABC entitled "Agreement To Pay Distributions," which requires TSGMC to pay a limited portion of certain distributions, if any, from TSVLP to FABC. TSVLP has complete control of such distributions, if any, to TSGMC. Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 of retained distributions, as defined in such agreement, received from the TSVLP, plus (ii) an amount equal to 50% of such retained distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder.

Competitive Business Conditions

The exploration for, and the acquisition and development of gold properties are subject to intense competition. Companies with greater financial resources, larger staffs, more experience, and more equipment for exploration and development may be in a better position than the Company to compete for such mineral properties. The Company's present limited cash flow means that its ability to compete for properties to be explored and developed is more limited than in the past. The Company believes that competition for acquiring mineral prospects will continue to be intense in the future. The Company may have to undertake greater risks than more established companies in order to compete. The market price for gold depends on numerous factors beyond the Company's control, including production or sales by other gold producing nations.

Major Customers

Sales of refined gold and silver bullion derived from operating properties in the past have been made to unaffiliated companies.
The Company believes that the loss of these customers would not affect its business.

Patents, Trademarks, Licenses, Franchises, Concessions

The Company co-owns with Denay three United States patents (expiring in 2008) and two Republic of South Africa patents covering various aspects of its bio-oxidation technology. If feasible, the Company intends to exploit its bio-oxidation expertise, technology and patents derived from activities at Tonkin Springs to help create business opportunities in the gold mining business. The Company owns by itself two Chilean patents related to its bio-oxidation technology. No research and development expenditures have been incurred by the Company during the last two years.

The Company does not own any trademarks, licenses, franchises or concessions, except mining interests granted by governmental authorities and private landowners. No portion of its business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

Government Regulations

In connection with mining, milling and exploration activities, the Company is subject to extensive Federal, state and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mining reclamation, waste disposal, and the protection of endangered or threatened species.

Numerous and in some regards conflicting bills have been introduced during the last several sessions in the U.S. Congress, some of which are currently pending, which would supplant or radically alter the provisions of the Mining Law of 1872. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could impair the ability of companies to develop mineral resources on unpatented mining claims. Under the terms of these bills, the ability of companies to a obtain patent on unpatented mining claims would be nullified or substantially impaired, and most contain provisions for the payment of royalties to the federal government in respect of production from unpatented mining claims, which could adversely affect the potential for development of such claims and the economics of operating new or even existing mines on federal unpatented mining claims. The Company's financial performance could therefore be affected adversely by passage of such legislation. Pending possible reform of the Mining Law of 1872, Congress has put in place a moratorium which prohibits acceptance or processing of most mineral patent applications. It is not possible to predict whether any change in the Mining Law of 1872 will, in fact, be enacted or, if enacted, the form the changes may take.

Costs and Effects of Compliance with Environmental Laws

In connection with its mining, milling and exploration activities, the Company is required to comply with various federal, state and local laws and regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company or joint venture participants have obtained, or are in the process of obtaining, environmental permits, licenses or approvals required for its operations. Management of the Company is not aware of any material violations of environmental permits, licenses or approvals issued with respect to the Company's operations.

The Company through TSVLP, owns of a 40% interest in the Tonkin Springs Properties, and is jointly responsible for the reclamation
obligations related to disturbances at the Properties.   A
reclamation plan and projected cost estimate for the Properties was prepared by TSVLP in 1993 and estimated the reclamation costs associated with current disturbances at the Properties at approximately $1.4 million. The plan was filed with appropriate governmental agencies (the Nevada Department of Environmental Protection and the Federal Bureau of Land Management). The reclamation bond for the Properties is not yet in place. Bonding is the responsibility of Gold Capital under the terms of the Project Joint Venture.

The Company has transferred its interest in several mining properties over the past years. The Company could remain potentially liable for environmental enforcement actions related to its prior ownership interest of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties. The Company is not currently subject to any material pending administrative or judicial enforcement proceedings arising under environmental laws or regulations. Environmental laws and regulations may be adopted and enacted in the future which may have an impact on the Company's operations. The Secretary of the Interior has announced his intent to undertake rule making procedures to impose more comprehensive surface management regulations on mineral operations of Federal lands. The Company cannot now accurately predict or estimate the impact of any such future laws or regulations on its operations.

Other

Except for the historical information contained herein, the statements in this report which relate to the Company's plans, objectives or future performance may be deemed to be forward-looking statements. Such statements are based on current expectations of management. Actual strategies and results may differ materially from those currently expected because of factors including gold price, ore grades, metallurgical recovery, operating costs, market valuation, and project operator's performance under the Project Joint Venture, as well as other risks and uncertainties.

Employees

At December 31, 1996, the Company had 5 employees, each of which were employed on a full-time basis.


ITEM 2.   DESCRIPTION OF PROPERTIES.


Tonkin Springs Properties

General

The Company through TSVLP (which is wholly-owned by subsidiaries of the Company) holds a 40% undivided ownership interest in the Tonkin Springs Properties, Eureka County, Nevada ("Properties" or "Project"), subject to the Project Joint Venture. Gold Capital owns the remaining 60% undivided interest in the Properties, and is Project Joint Venture manager. The Properties are located on the Battle Mountain-Cortez Trend, approximately 45 miles northwest of Eureka, Nevada. The transaction with Gold Capital was effective December 31, 1993, all as discussed further in "Item 1. Description of Business, Sale of 60% Interest in Tonkin Springs Property to Gold Capital," and below.

Sale of 60% Interest to Gold Capital

On December 31, 1993, TSVLP sold a 60 percent undivided interest in the Properties to Gold Capital for total consideration of $7.8 million, as further discussed in "Item 1. Description of Business-Sale of 60% Interest in Tonkin Springs Properties to Gold Capital".
 TSVLP retained a 40 percent undivided interest in the Properties.


General

Tonkin Springs is an open-pit gold mining and processing project consisting of unpatented mining claims, an integrated milling facility, and support facilities on approximately 14,980 acres of Federal land located along the Battle Mountain - Cortez Trend approximately 45 miles northwest of the town of Eureka in Eureka County, Nevada. In April, 1996, Gold Capital obtained an audit and updated feasibility study entitled "Technical Audit Of The Tonkin Springs Gold Property", from the independent consulting firm of Behre Dolbear and Company, Inc. This audit represents an estimate for an initial 5 year plan of the economic viability of producing gold from a milling and heap leach operation at Tonkin Springs, with expanded development to include biooxidation followed by milling, bio-oxidation followed by conventional heap leach recovery for lower grade ores, and an oxide heap leach. The Behre Dolbear report concluded that "The Tonkin Springs Project, on a 100 percent basis and pre-tax, has strong economics and a quick payback of capital (two years)" and further concluded "the project economics and technical factors indicate the project should proceed to commercial production."

Gold Capital has been evaluating alternatives to raise the necessary funding to put the Tonkin Springs Project into production and meet other Gold Capital obligations. In that regard, effective March 13, 1997, Gold Capital and Globex entered into an Agreement and Plan of Merger (the "Gold Capital Merger Agreement" (See Item
1. "Description of Business - Business - Sale of 60% Interest in Tonkin Springs Project to Gold Capital" for a detailed description of the Gold Capital Merger Agreement).

In order to commence production at the Tonkin Springs Project, Gold Capital must re-establish or amend the permits that are required to operate the Project, complete the construction of an "on-off" impermeable leach pad started in 1996 to accommodate crushed ore reserves, reconfigure the existing crushing arrangement and commence mining operations. Sufficient overburden removal and development work has been accomplished to date to allow the mining of mineralized material to commence quickly.

Part of the ore reserves at the Project is contained in sulfides and will require pre-treatment prior to the conventional mill processing. For this reason, Gold Capital has commenced construction of a leach pad to be utilized to pre-oxidize the ore reserves through bio-oxidation prior to conventional carbon-in-leach processing. Mining is proposed to commence initially at the TSP-1 pit of the Project. An important part of the ore reserves at the Project is in the oxide form (the "Tonkin North deposit") and is amenable to conventional heap leach extraction methods.

An additional component of the ore reserves at the Project is contained in lower grade sulfides which can be mined in conjunction with both the milling and Tonkin North operations. Gold Capital has indicated that it proposes to pre-oxidize this material in a similar fashion to that used prior to conventional milling. After oxidation however, Gold Capital intends to convey the lower grade ore to the new oxide leach pad constructed in conjunction with the Tonkin North operations where Gold Capital intends to utilize conventional heap leach extraction methods.

At various times, the Project has engaged the consulting firm Ore Reserves Engineering ("ORE") to provide estimates of the open pit minable reserves from the Project. The open-pit reserve estimate done by ORE and completed in October, 1996, is summarized in the table below:

                        Tons      Grade    Ounces
                        above     above   Contained    Strip
Deposit       Cutoff    Cutoff    Cutoff    Gold       Ratio
              (opt Au)  (1,000's) (opt Au)  (1,000's)  (W:O)

TSP-1
  Milling     0.055     1,470     0.099       146        3.4
  Bioheap     0.025     1,159     0.040        46        2.0
                        2,629                 192

Rooster
  Oxide Heap  0.015     3,692     0.037       136        1.3
  Bioheap     0.027     1,805     0.051        92        1.3
                        5,497                 228

O-15
  Milling     0.055       969     0.107       103        11
  Bioheap     0.025       601     0.040        24         3
                        1,570                 127

TSP-6
  Milling     0.055        90     0.117        11        2.4
  Bioheap     0.025        86     0.039         3        2.4
                          176                  14

TSP-8
  Milling     0.055        48     0.081         4        8.2
  Bioheap     0.025        61     0.041         2        8.2
                          109                   6

F-Grid
  Milling     0.055       247     0.094        23         7.0
  Bioheap     0.025       407     0.037        15         7.0
                          654                  38

Total                  10,635     0.057       605         3.1

Definitions. As used herein, the term "reserves" means those estimated quantities of a mineral deposit that, under present anticipated conditions, may be economically and legally mined and sold or processed for the extraction of their constituent values. Estimated quantities of a mineral deposit involve quantity computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quantity computed from the results of detailed sampling and the sites for inspection, sampling and measurement spaced so closely and the geologic character so well defined that size, shape, depth and mineral content of reserves are well established.

The 1996 ORE reserve estimates utilized certain data and assumptions provided by Gold Capital including digitized topographical files, drill-hole data base, pit slope, tonnage factors, process recoveries and gold price assumptions. Estimates of operating costs were provided by an independent engineering firm. ORE did not make independent review of those data. In the opinion of the Company, the data and assumptions used by ORE are reasonable.

Proposed Operations

Mining at the Tonkin Springs Project is anticipated to be accomplished by conventional open pit methods utilizing a contractor. Gold Capital has indicated that after mining, the ore will be crushed and then placed on an impervious asphalt pad where it will be treated with acid, other chemicals and certain bacteria acting as catalysts to oxidize the sulfides present. This oxidation process is estimated to take approximately 30 to 60 days per batch of mined ore. When this process is complete, the crushed and oxidized ore will be washed on the heap with water and a neutralizing agent to remove acid accumulated during the oxidation process. Ore will then be transported to the existing mill storage facility for further processing.

The pre-treated oxidized ore will then be processed in the existing milling facility utilizing a conventional carbon-in-leach process. In this milling process, the ore is ground and then treated with cyanide in solution with activated carbon. This activated carbon adsorbs any gold present. The gold bearing carbon is separated from the slurry, processed for gold recovery and reactivated for use. The barren slurry is then discharged to the tailing facility. Gold is removed from the carbon using a hot, caustic cyanide solution and extracted from the solution by electrowining and further processed and melted with fluxes to produce dore bullion. The dore would then be shipped by armored carrier to a refinery for final processing.

The current mining plan developed by Gold Capital calls for mining to commence initially at TSP-1, the first of several pits. Scheduled production anticipates mining from TSP-1 for 12 full calendar quarters. It is anticipated that mining of the second pit area, known as TSP-6, will be initiated at the beginning of year two and completed in approximately five fiscal quarters. Mining at the third pit, known as O-15, is expected to be commenced during the second year of mining operations.

The Tonkin North oxide pit development plan is envisioned as a separate heap leach operation to be initiated subsequent to commencement of milling operations as discussed above. Approximately $4 million in additional capital expense is estimated for placing the Tonkin North ore reserves into production. Such estimate includes additional necessary permits, design and construction of the heap leach pad, design and construction of the solution pond and related support facilities. Gold Capital anticipates, although there is no assurance, that such capital expenditures will be funded from future production.

The low grade sulfide ore reserves will be pretreated and bio-oxidized in the same manner as the high grade sulfide, but instead of final processing through the conventional mill, this material will then be processed in a conventional heap leach operation.

Access to the Project is provided by a county maintained road. Electrical power is provided through a substation located near the mill and operated by Sierra Pacific Power Company. Water is available through production wells which have been established on the site. The Project also contains an assay laboratory and metallurgical pilot plant testing lab. In addition to the heavy equipment shop for repair and maintenance of mining equipment, a repair shop and warehouse building is situated adjacent to the mill building. The site also contains facilities to store and distribute propane, diesel fuel and gasoline. An administrative building is available to office management and administrative personnel. Potable water will be brought in from outside the Project.

Geology

Host rocks for gold mineralization at Tonkin Springs consist of a sequence of Paleozoic rocks that were subsequently faulted, intruded and mineralized. Gold-bearing solutions originated at depth and migrated up along fracture systems until reaching fractured rock or chemically favorable rock suitable for deposition of mineralized material. Later volcanism, faulting, erosion and sedimentation affected the mineralized material.

Claims

The Tonkin Springs Project consists of a total of 1,059 claims. Of that amount, an aggregate of 207 of the unpatented mining claims covered by the Project are leased from unaffiliated third parties pursuant to two mining leases. The Campbell/Simpson Lease, which covers 197 claims, has an initial term which expires December 31, 2006 and may be extended from year to year, up to a maximum term of 99 years, by production from the leased claims. The Buffington Lease, which covers 10 claims, has an initial term which expires August 9, 1996, and may be extended from year to year by production from the leased claims or by continued payment of advance royalties. Each lease contains certain conditions and other requirements for annual payments, as well as expenditures or work to be performed in order to retain the leased claims.

The Campbell/Simpson lease requires an annual advance royalty in the amount of $150,000, or the value of 450 ounces of gold, whichever is greater, which royalty is payable in January of each year. The lease also requires production royalties of 5% of the gross sales price of gold or silver but provides for recapture of annual advance royalties previously paid. The Project Joint Venture is required to perform an annual work commitment and the lease includes a defined area of interest extending from the boundaries of certain claims. Certain of the claims which are included in the Campbell/Simpson lease are also subject to a 1% net smelter return royalty (defined as gross revenues from sales of minerals, less refining costs, transportation costs, severance, production and sales taxes, and sales commissions) payable to Precambrian Exploration, Inc. after $15,000,000 in gross revenues are realized from the claims.

The Buffington lease requires nominal payment of an initial advance royalty and 5% of all net returns following commencement of production.

An aggregate of 848 of the unpatented mining claims covered by the Project, as well as 4 millsites, are owned jointly by the TSVLP and Gold Capital. A total of 317 of these claims are subject to a royalty of 2% of net smelter returns, which becomes payable to Precambrian Exploration, Inc. after $50 million in gross revenues is realized from the claims. Precambrian Exploration, Inc. is an unaffiliated third party and predecessor in interest to the claims. Precambrian may elect to receive such royalty "in kind," upon proper notice to the Project Joint Venture. The remaining 531 claims and the millsites are not subject to any royalties. The Project Joint Venture is required to perform all assessment work required under state and Federal law to hold the claims.

In March, 1994, the Project Joint Venture acquired 215 claims covering approximately 4,400 acres in the vicinity of the Tonkin Springs Project from an unaffiliated third party. The claims are subject to a royalty of 1% of net smelter returns for gold when the indexed price of gold is $350 per ounce or more, and a royalty of 1% of net smelter returns for silver when the indexed price of silver is $3.50 per ounce or more. No royalties are payable at lower indexed prices. The indexed prices shall reflect adjustments based on the Producer's Price Index, sub-index Finished Goods Excluding Foods, as published by the United States Department of Commerce. During 1995, TSVLP assigned its interest in approximately 247 mineral claims to the Project Joint Venture. The Company and TSVLP believes that the carrying value of the foregoing mineral claims is inconsequential.

History of Property

In late 1989, the Company substantially completed construction of a 1,500 ton-per-day milling facility at Tonkin Springs designed to utilize stirred-tank bioleaching technology in the pre-oxidation step for sulfide gold ores to allow subsequent extraction of the gold through the conventional carbon-in-leach mill process. The construction cost of the mill was approximately $31 million. The Company operated the integrated mill facility in a start-up mode commencing in March, 1990. However, the mill facility did not reach commercial operation by June, 1990, and because of severe liquidity problems the Company put the operation on stand-by status beginning in June, 1990, while the Company concluded a transaction
with Denay on February 13, 1991 discussed further below.   During
1990, in anticipation of results of the 1991 Closing, the Company reduced its carrying value in the Properties and charged operations for $29.6 million. In the February 13, 1991 Denay transaction, TSGMC sold a 51 percent undivided interest in the Properties to Denay and the parties contributed their respective interests in the Properties into the TSVLP. Ownership in the TSVLP was initially:
TSGMC- 49 percent, Denay- 51 percent, with Denay and TSGMC general partners and Homestake Nevada a limited Partner. Denay was initially designated manager of the Properties.

Denay purchased its 51 percent undivided interest in the Properties in exchange for forgiveness by Denay of an aggregate of $4.5 million in short term debt of the Company purchased by Denay from certain creditors for an aggregate cash price of $3.5 million. Denay also committed to make certain expenditures through TSVLP for the benefit of the Properties. In particular, Denay was required to expend a minimum aggregate $2 million on exploration of the Properties and to fund other property costs. Effective October 9, 1992, Denay withdrew from TSVLP. Such withdrawal was provided for and governed by the Limited Partnership Agreement between the parties dated February 11, 1991, and as provided thereunder the partnership interest of the withdrawing parties reverted to TSGMC and U.S. Environmental Corporation ("USEC"), both wholly-owned
subsidiaries of the Company.   The Company's interest in TSVLP is
held 99.5% by TSGMC and 0.5% by USEC. During the period of Denay involvement, Denay expended approximately $2.49 million on exploration and approximately $1.84 million on other property costs.

Upon the withdrawal by Denay from the TSVLP, the Company effectively acquired Denay's 51% ownership of the partnership and assumed responsibility for the reclamation of the properties, establishing a $1.6 million estimated reclamation cost for the Properties as an obligation and, reflected this amount as an acquisition cost of Denay's 51% partnership interest thereby increasing its investment in the TSVLP. As noted above, effective December 31, 1993, the Company sold a 60 percent undivided interest in the Properties to Gold Capital.


ITEM 3.  LEGAL PROCEEDINGS.

Canyon Construction Company:

          An action entitled "Canyon Construction Company ("Canyon") v. Tonkin Springs Gold Mining Company, and Does I-V," was filed in the Nevada State Court, Case No. 28416 on December 19, 1996. Tonkin
Springs Gold Mining Company is a wholly-owned subsidiary of the Company. The complaint alleges that Tonkin Springs Gold Mining
Company and Does I-V had failed and refused to pay to Canyon amounts due for performance under a construction contract dated
August 9, 1996, and Canyon has filed a Notice of Claim of Lien dated March 7, 1997, on the Tonkin Springs Project Joint Venture.
The Canyon action was amended to include Gold Capital as a named defendant. Canyon claimed that they are owned approximately
$191,956.72 plus interest and damages.

The Canyon contract was entered into by Gold Capital Corporation on behalf of the Tonkin Springs Project Joint Venture. Gold Capital is Project manager and under the Purchase and Sale Agreement as well as the Joint Venture Agreement, each dated December 31, 1993, Gold Capital is responsible for funding of all costs of the Project until Commencement of Commercial Production. In addition, Gold Capital is obligated to keep the Tonkin Springs Project and assets free and clear of any liens. The Canyon action is the sole obligation of Gold Capital. The Company has given written notice to Gold Capital specifically requesting Gold Capital to address and resolve the Canyon litigation and the claim of lien in an appropriate manner.

The Company does not believe the Canyon litigation and the claim of lien will result in any material adverse effect on the Companys financial position, operations or cash flows.


ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5.  MARKET FOR COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER
MATTERS.

The Company's common stock trades on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "USGL." The tables below set forth the high and low sales prices for the Company's common stock as quoted by Nasdaq for the fiscal years ended December 31, 1996 and 1995. Quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and do not necessarily represent prices at which actual transactions were effected.

Fiscal Year Ended
December 31, 1996           High          Low
First Quarter             $ 1.531       $0.766
Second Quarter            $ 1.250       $0.906
Third Quarter             $ 1.188       $0.906
Fourth Quarter            $ 1.500       $1.000

Fiscal Year Ended
December 31, 1995           High          Low
First Quarter             $ 0.688       $ 0.375
Second Quarter            $ 0.813       $ 0.656
Third Quarter             $ 1.250       $ 0.712
Fourth Quarter            $ 1.563       $ 0.712


As of March 10, 1997, there were approximately 8,022 record holders for the Company's common stock.

No dividends have ever been paid with respect to the Company's common stock and the Company does not anticipate the payment of dividends in the foreseeable future.


ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Changes in Financial Condition

          On December 31, 1993 (the "Closing"), TSVLP, a partnership owned by subsidiaries of U.S. Gold Corporation (the "Company"), sold a 60 percent undivided interest in the Tonkin Springs Properties and Obligations (the "Properties") to Gold Capital.
TSVLP retained a 40 percent undivided interest in the Properties. Immediately thereafter, TSVLP and Gold Capital each made their respective interest in the Properties subject to the Tonkin Springs Project Joint Venture ("Project Joint Venture") to operate and manage the Properties. Ownership in the Project Joint Venture is:
TSVLP- 40 percent, Gold Capital- 60 percent. Gold Capital is manager of the Properties under the Project Joint Venture.

Gold Capital purchased its 60 percent undivided interest in the Properties from TSVLP for a purchase price and other consideration of approximately $7,830,000 representing the estimated fair market value of the assets purchased. The purchase price included $200,000 in cash at Closing; delivery of a mortgage note in the amount of $3.8 million (the "Promissory Note"); 300,000 shares of unregistered Gold Capital's Series A Preferred Stock ("Gold Capital Preferred Stock") having an assigned value of $3 million, and the assumption of 60 percent of a reclamation obligation recorded at $960,000.

Through 1996, the Company has received $2,298,924 in principal payments on the Promissory Note with $1,501,076 remaining due at December 31, 1996. The Promissory Note, as amended June 22, 1995, requires monthly payments by Gold Capital of $50,000 until Gold Capital has raised an aggregate of $4,000,000 in new financing, and $75,000 per month subsequent to Gold Capital raising an aggregate of $4,000,000 in new financing, until the note is paid in full.
The Promissory Note, as amended June 22, 1995, is collateralized by Gold Capital's 60% interest in the Properties and the Project Joint Venture and accrues interest at a fixed rate of 7.5% on the unpaid principal balance. Interest on the Promissory Note for 1996 amounted to $129,569 and was received in January, 1997. Payment of subsequent years interest is due at the end of each respective calendar year.

TSVLP converted its 300,000 shares of Gold Capital Preferred Stock into 1,750,000 unregistered shares of Gold Capital common stock, effective December 31, 1996. The Preferred Stock accrued a mandatory annual 9% dividend (based on the $10 per share stated value which totals $3 million aggregate valuation) through November 30, 1995. Gold Capital elected to pay such dividends by issuance of Gold Capital common stock to TSVLP with the 1994 dividend in the amount of $270,000 satisfied with the issuance of 127,702 unregistered shares of Gold Capital common stock, and the 1995 dividend through November 30, 1995 of $247,500 with 147,816 unregistered shares of common stock of Gold Capital. In addition, during 1996, the Company elected to convert an accounts receivable from Gold Capital in the amount of $242,029 representing consulting services, overhead support and expense charged to Gold Capital under an Office Management and Support Agreement dated April 1, 1994, into unregistered 242,029 shares of common stock of Gold Capital. The aggregate carrying value of the total 2,287,547 common shares of Gold Capital owned by the Company is $3,779,529 ($1.65/share) and the market price of such shares as of March 19,
1997 was bid $0.75 and ask $0.94.   At December 31, 1996, there
remains $1,789,100 in deferred gain associated with the sale of interest in Tonkin Springs to Gold Capital which is anticipated to be realized in the future as provided under installment sale accounting. Excluding the deferred gain balance which is included in the aggregate carrying value of the Gold Capital common shares, the average carrying value is reduced to $0.87 per share. Pursuant to the Registration Rights Agreement dated March 27, 1995, Gold Capital has agreed to use its best efforts to register all common stock of the Company and TSVLP.

Gold Capital is required to fund 100% of the holding, development and administrative costs relating to the Properties until commencement of commercial production, and shall be reimbursed for expenditures, up to $6 million ("Reimbursable Costs"), from a preferential portion of cash flows from the operations of the Properties, if any, with Gold Capital entitled to receive 84% of net cash flow and TSVLP entitled to receive 16% until Reimbursable Costs are recovered. After recovery of Reimbursable Costs, cash flows will be distributed to TSVLP and Gold Capital in proportion to their interest in the Venture. Expenditures in excess of Reimbursable Costs will be considered contributions to the Project Joint Venture by Gold Capital. Through December 31, 1996, Gold Capital has reported it has incurred approximately $3,725,000 in Reimbursable Costs for the Project Joint Venture.

Gold Capital has been evaluating alternatives to raise the necessary funding to put the Tonkin Springs Project into production and meet other Gold Capital obligations. In that regard, effective March 13, 1997, Gold Capital and Globex Mining Enterprises, Inc. ("Globex"), a Canadian corporation with shares traded on the Toronto and Montreal stock exchanges (symbol: "GMX") entered into an Agreement and Plan of Merger (the "Gold Capital Merger").

Subject to the completion of the Gold Capital Merger, the Company has conditionally agreed to amend the Project Joint Venture Agreement. Under the terms of the proposed amendment, Gold Capital would commit to immediately pay off the balance of the Secured Note to TSVLP, finance capital requirements of the Company after Commencement of Commercial Production, and pay TSVLP $60,000 per month as minimum distributions of cash flow during a 24 month period commencing 12 months after the effective date of the amendment. The amendment would give Gold Capital the right to borrow up to 100% of TSVLP's cash flow from the Project to support Gold Capital debt service for third party project financing with any net borrowings from TSVLP's cash flow due and payable upon payoff of any third party project financing, increase the amount of Reimbursable Costs from $6 million to $8.05 million, and provide expanded definitions of Commencement of Commercial Production to include additional potential operating concepts involving bio-heap pre-conditioning of sulfide ore followed by conventional heap leach recovery at minimum operating levels, or alternatively, heap leach operations of oxide ores at minimum operating levels. These are in addition to the amended bio-heap pre-conditioning of sulfide ore followed by milling operations to extract gold at minimum operating levels. For the Gold Capital Merger to be completed, among other conditions, Globex must have a minimum of $4 million for the Tonkin Springs Project.

On January 16, 1997, Gold Capital and Globex entered into a loan agreement (the "Globex Loan".) As provided under the Globex Loan, Gold Capital paid $141,000 in accrued interest and principle against the Secured Note to TSVLP in January, 1997. In addition, Globex agreed, as long as it is progressing satisfactory towards the potential merger of Globex and Gold Capital, or until August 30, 1997, to make advances under the Globex Loan to Gold Capital to be used, among other things, to reasonably maintain, preserve and protect the Tonkin Springs property, and service the Secured Note to TSVLP at the rate of $50,000 per month commencing February 1, 1997. In turn, the Company agreed to share its security interest in the assets of Gold Capital as provided under the Secured Note, pari passu, with Globex as provided in an Intercreditor Agreement, and in addition, the Company and Globex entered into the Stock Purchase Option Agreement, Agreement Not To Sell Shares, And Agreement To Vote Shares For Merger with Globex, each dated January 16, 1997.

As provided in the Intercreditor Agreement, the Company agreed to share, pari passu with Globex, the security interest held by the Company under the Security Agreement dated December 31, 1993, by and between the Company, TSVLP and Gold Capital. The Company agreed not to give Gold Capital notice of payment default under the Promissory Note so long as the $50,000 per month payments are made. If a foreclosure action is jointly undertaken, Company and Globex agree to jointly bid not less than the lesser of the fair market value of the collateral or the combined balance then owing under the applicable loan agreements. Upon any foreclosure action which results in the Company and Globex acquiring the collateral from Gold Capital, the Company has the right, for 90 days thereafter, to pay to Globex the amount owed to Globex by Gold Capital, and thus to acquire all the rights to the collateral from Globex.

Under the Stock Purchase Option Agreement, Agreement Not To Sell Shares, And Agreement To Vote Shares For Merger, the Company agreed to support the proposed merger of Gold Capital and Globex, to vote its shares owned by the Company in Gold Capital in favor of the proposed merger, and agreed, subject to the completion of that merger, to exchange its 2,287,547 shares of Gold Capital for 632,094 free trading shares of Globex, being the same exchange ratio for Gold Capital shares under the Merger Agreement between Gold Capital and Globex.

The various agreements between the Company, Gold Capital and Globex generally terminate August 30, 1997, unless extended thereafter by the parties, but may be terminated earlier, under certain conditions. If the merger of Gold Capital and Globex is completed, there will be a change of control within Gold Capital and new management for the manager of the Tonkin Springs Project Joint Venture. This new management will be responsible for establishing the plan and schedule for commencement of production, if any, at the Properties.

In April, 1996, Gold Capital obtained an audit of the project feasibility study from an outside engineering firm, which study confirms the economic viability and recommends development of the project to produce gold from a milling and heap leach operation at Tonkin Springs. Subject to certain conditions and assumptions set forth therein, the feasibility study concludes that gold can be successfully mined over the estimated five-year initial phase of the Project.

Liquidity and Capital Resources

During 1997, TSVLP anticipates receipt of a minimum of $561,431 in principal payments from Gold Capital plus accrued interest under the Promissory Note. These payments are the only source of working capital presently anticipated during 1997 unless the Tonkin Springs Project commences commercial production with cash flow, if any, distributed to TSVLP. As discussed below, if the merger of Gold Capital and Globex is completed, the remaining balance of the Promissory Note is required to be paid within 5 business days. The Company anticipates pursuing alternatives to augment working capital which could include, but is not limited to, private placement of equity.

Net cash used in operations decreased to $837,512 for 1996 from $1,236,869 for 1995, reflecting the decrease in 1996 of the net amounts related to tax obligations of $534,152 reduced by tax refunds of $145,741, offset in part, by increases in 1996 in cash paid to suppliers and employees of $108,236. Cash flow from investing activities decreased from $1,772,349 for 1995 to $608,645 in 1996, primarily reflecting a large principal payment during 1995 received under the Promissory Note from Gold Capital and TSVLP's share of the net proceeds in 1995 of sale of surplus assets from the Properties, discussed further below. No cash flows from financing activities occured in 1996 while $319,411 were used in 1995, reflecting the full repayment of an unsecured loan during 1995 from Placer Dome U.S. Inc. ("PDUS") of $330,016. PDUS is beneficial owner of approximately 7% of the outstanding shares of common stock of the Company.

Results of Operations - 1996 Compared to 1995

The Company is recognizing the gain from the sale of the 60% interest in the Properties to Gold Capital using the installment method of accounting. For 1996, 24.5% ($1,165,418) of the gain was recognized, representing the balance of the gain related to the Promissory Note, while in 1995, 14.8% ($702,828) of the gain was recognized reflecting payments received under the Promissory Note. As of December 31, 1996, $1,789,100 of the gain (37.7%) is deferred, representing the purchase price consideration related to the Preferred Stock which was converted effective December 31, 1996 into 1,750,000 shares of common stock of Gold Capital, and is anticipated to be recognized as income as provided under the installment method of accounting. Interest income decreased approximately $57,000 during 1996 as compared to 1995, reflecting the reduced average balance of the Gold Capital Promissory Note.

The Preferred Stock of Gold Capital required a mandatory dividend of 9%, which dividend requirement terminated November 30, 1995, for a total during 1995 of $247,000. Also during 1995, the Tonkin Springs Project Joint Venture, of which the Company holds a 40% interest through TSVLP, sold a surplus sag mill from the project distributing $252,000 to TSVLP representing it's share of the net proceeds from the sale. The Company, through TSVLP recognized a gain on its share of this sale of $196,375 during 1995.

General and Administrative expenses increased approximately $44,882 in 1996 compared to 1995. The small increase in expenses for 1996 compared to 1995 generally reflect higher employee compensation expense and costs associated with an expanded investor relations program, offset in part by greater costs allocated and charged to Gold Capital for office and staff support.

Upon finalization of the Company's 1993 Federal income tax return, a liability of $451,474 for 1993 alternate minimum tax was computed. During 1996, the Company recieved a federal tax refund in the amount of $79,324, as 1995 tax losses were carried back and applied against the 1993 alternative minimum tax payment. As of December 31, 1996, the Company has approximately $70,800 in alternative minimum tax credits which can be carried forward and utilized against future tax income of the Company. The Company has recorded a net deferred tax asset of $595,989 and a valuation allowance of $509,469 as of December 31, 1996. The Company believes that it is more likely than not that the net deferred asset will be realized and the Company believes that it will generate future tax income to be able to utilize its alternative minimum tax credits. Therefore, no valuation allowance was provided for the $86,520 net deferred tax asset.

Results of Operations - 1995 Compared to 1994

In 1995, 14.8% ($702,828) of the gain from the sale of the Properties to Gold Capital was recognized reflecting principal payments received on the Promissory Note while in 1994, 7.2% ($339,702) of the gain was recognized also reflecting Promissory
Note payments.   During 1995, $195,572 in interest income related
to the Promissory Note as well as $247,500 of dividend income related to the Gold Capital Preferred Stock, was accrued, compared to interest income of $234,214 and dividend income of $270,000 recognized during 1994.

During 1994, the Company received the final $100,000 in royalty payments related to the Nerco Royalty Purchase and Restructuring Agreement dated February 21, 1992, and thereafter the Company has no further interest in the Cripple Creek-Victor mining district.
In addition, during 1995, the Tonkin Springs Project Joint Venture, of which the Company holds a 40% interest through TSVLP, sold a surplus sag mill from the project distributing $252,000 to TSVLP representing it's share of the net proceeds from the sale. The Company, through TSVLP recognized a gain on its share of this sale of $196,375.

General and Administrative expenses increased approximately $44,451 in 1995 compared to 1994. The small increase in expenses for 1995 compared to 1994 generally reflect higher employee compensation expense and costs associated with an expanded investor relations program, offset in part by greater costs allocated and charged to Gold Capital Corporation for office and staff support.

Interest expense during 1995 was $27,369, and related primarily to the Federal tax liability, and interest on the unsecured note in favor of PDUS paid in full in July, 1995.

Upon finalization of the Company's 1993 Federal income tax return, a liability of $451,474 for 1993 alternative minimum tax was computed. During 1995, the Company completed payments including penalty and interest to the IRS related to this liability in the
amount of $534,152.   During 1995, the Company received a federal
tax refund in the amount of $145,741 including interest and refunded penalties, as 1994 tax losses were carried back and applied against the 1993 alternative minimum tax payment. The Company has recorded a net deferred tax asset of $837,322 and a valuation allowance of $613,700 as of December 31, 1995. The Company believed that it was more likely than not that the net deferred asset will be realized. Therefore, no valuation allowance was provided for the $223,622 net deferred asset.

Other

Except for the historical information contained herein, the statements in this report which relate to the Company's plans, objectives or future performance may be deemed to be forward-looking statements. Such statements are based on current expectations of management. Actual strategies and results may differ materially from those currently expected because of factors including gold price, ore grades, metallurgical recovery, operating costs, market valuation, and project operator's performance under the Project Joint Venture, as well as other risks and uncertainties.

Numerous and in some regards conflicting bills have been introduced during the last several sessions in the U.S. Congress, some of which are currently pending, which would supplant or radically alter the provisions of the Mining Law of 1872. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could impair the ability of companies to develop mineral resources on unpatented mining claims. Under the terms of these bills, the ability of companies to a obtain patent on unpatented mining claims would be nullified or substantially impaired, and most contain provisions for the payment of royalties to the federal government in respect of production from unpatented mining claims, which could adversely affect the potential for development of such claims and the economics of operating new or even existing mines on federal unpatented mining claims. The Company's financial performance could therefore be affected adversely by passage of such legislation. Pending possible reform of the Mining Law of 1872, Congress has put in place a moratorium which prohibits acceptance or processing of most mineral patent applications. It is not possible to predict whether any change in the Mining Law of 1872 will, in fact, be enacted or, if enacted, the form the changes may take.

ITEM 7.   FINANCIAL STATEMENTS

Index to Financial Statements                          Page

Report of Independent Certified Public Accountants      -

Consolidated Statements of Operations for the years
  ended December 31, 1996 and 1995                      -

Consolidated Balance Sheet at December 31, 1996         -

Consolidated Statements of Changes in Shareholders'
  Equity for the years ended December 31, 1996 and 1995  -

Consolidated Statements of Cash Flows for the
years ended December 31, 1996 and 1995                   -

Notes to Consolidated Financial Statements               -


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
U.S. Gold Corporation

We have audited the accompanying consolidated balance sheet of U.S. Gold Corporation (the "Company") as of December 31, 1996 and the related consolidated statements of operations, changes in shareholders equity and cash flows for the two years ended
December 31, 1996. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996, and the results of their operations and their cash flows for the two years ended December 31, 1996, in conformity with generally accepted accounting principles.

BDO Seidman, LLP
Certified Public Accountants
March 19, 1997
Denver, Colorado


U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS


For the years ended December 31,                1996         1995
Installment gain on sale of
  Tonkin Springs interest (Note 2)           $1,165,418    $702,828
Interest income                                 144,716     201,723
Dividend income (Note 2)                              0     247,500
Gain on sale of assets                            1,215     215,506
  Total revenues                              1,311,349   1,367,557

Costs and expenses:
  General and administrative                    807,711     762,829
  Interest                                        1,695      27,369
  Depreciation, depletion and amortization      11,516        5,725
    Total costs and expenses                    820,922     795,923

Income before income taxes                      490,427     571,634
Provision for income taxes (Note 7)                   0          0

NET INCOME                                     $490,427    $571,634
Per share data:
  Net income                                   $0.03       $0.04

Weighted average shares and share
equivalents outstanding                      14,678,096  14,591,970

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED BALANCE SHEET

ASSETS                                        December 31, 1996
Current assets:
  Cash and cash equivalents                         $5,459
  Interest receivable (Note 2)                     129,569
  Note receivable, current portion (Note 2)        561,431
  Federal tax refund (Note 7)                      153,000
  Other current assets                              27,669
    Total current assets                           877,128

Investment in Tonkin Springs Project
  Joint Venture (Note 2)                         2,262,578
Note receivable, non-current portion (Note 2)      939,645
Investment in Gold Capital Common Stock (Note 2) 3,779,529
Deferred tax assets, net (Note 7)                   86,520
Other assets (Note 6)                               89,212
  TOTAL ASSETS                                  $8,034,612

LIABILITIES, DEFERRED CREDITS AND
SHAREHOLDERS' EQUITY

Total current liabilities - accounts payable      $127,035

Reserve for reclamation (Note 3)                   640,000

Deferred gain on sale of Tonkin
  Springs interest (Note 2)                      1,789,100

Commitments and contingencies (Note 10)

Shareholders' equity (Note 8):
  Common stock, $.10 par value, 15,000,000
    shares authorized; 13,854,119 shares
    issued and outstanding                       1,385,447
  Additional paid-in capital                    31,977,224
  Accumulated deficit                          (27,884,194)
    Total shareholders' equity                   5,478,477

TOTAL LIABILITIES, DEFFERED CREDITS
ANE SHAREHOLDERS' EQUITY                        $8,034,612

The accompanying notes are an integral part of these consolidated financial statements.

U.S.GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                   Common Stock        Additional   Accumulated
                             Par        Paid-in     Earnings
                  Shares     Value      Capital     (Deficit)

Balance,
January 1, 1994   13,768,800 $1,376,880 $31,975,331 $(28,946,255)

Exercise of
stock options         37,705      3,771       6,834           0

Net income                 -          -           -      571,634

Balance,
December 31, 1995 13,806,505   1,380,651 31,982,165  (28,374,621)

Exercise of
stock options         48,000       4,800     (4,800)           -

Treasury shares
canceled                (386)         (4)      (141)           -

Net income                 -           -          -      490,427

Balance,
December 31, 1996 13,854,119 $1,385,447 $31,977,224 $(27,884,194)

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,             1996        1995
Cash flows from operating activities:)
Cash paid to suppliers and employees     $(930,288)    $(822,052)
Interest received                           15,147           963
Interest paid                               (1,695)      (27,369)
Payment of income tax obligation                 0      (534,152)
Receipt of refund from IRS                  79,324       145,741
Cash used in operating activities         (837,512)   (1,236,869)

Cash flows from investing activities:
Cash received from sale of Tonkin
  Springs interest                         450,844     1,298,080
Cash received for prior years
  accrued interest                         195,572       234,158
Cash paid for other assets                 (38,986)            0
Capital expenditures                             0       (31,129)
Sale of assets                               1,215       271,240
Cash provided by investing activities      608,645     1,772,349

Cash flows from financing activities:
Repay borrowings under note payable              0      (330,016)
Exercise of stock options for cash               0        10,605
Cash used in financing activities                0      (319,411)

Increase (decrease) in cash
  and cash equivalents                    (228,867)      216,069
Cash and cash equivalents,
  beginning of year                        234,326        18,257

Cash and cash equivalents,
  end of year                               $5,459      $234,326

Reconciliation of net income to cash used in operating activities:

Net income                                $490,427      $571,634
Items not requiring (providing) cash:
Interest income                           (129,569)     (195,572)
Dividend income                                  0      (247,500)
Depreciation, depletion and amortization    11,516         5,725
Investment gain on sale of Tonkin
  Springs interest                      (1,165,418)     (702,828)
Gain on sale of assets                      (1,215)     (215,506)
(Increase) decrease in current assets
  related to operations                   (124,117)      (83,042)
Increase (decrease) in current
  liabilities related to operations         80,864      (369,780)

Cash used in operating activities       $ (837,512)  $(1,236,869)


The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Basis of presentation: U.S. Gold Corporation (the "Company") was organized under the laws of the State of Colorado on July 14, 1979. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

Basis of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as well as the accounts of the wholly-owned Tonkin Springs Venture Limited Partnership ("TSVLP"). Significant intercompany accounts and transactions have been eliminated.

Statements of cash flows: The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Investments: Investment in Gold Capital Corporation ("Gold Capital") common stock is accounted for under the cost method of accounting. These investments are evaluated periodically and carried at the lower of cost or estimated net realizable value.

Investment in Tonkin Springs Project Joint Venture is accounted for under the equity method of accounting. Under the equity method of accounting, the original investment is recorded at cost and adjusted by the Company's share of undistributed earnings, losses and distributions. This investment is evaluated periodically and carried at its estimated realizable value.

Property and equipment: Property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major betterments are capitalized. Gains or losses on disposition are recognized in operations.

Exploration and development costs: General exploration costs are expensed as incurred while exploration and acquisition costs related to projects are deferred until the properties are put into commercial production, sold, or abandoned. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also deferred. Costs incurred to maintain current production or to maintain properties on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs to determine if these costs are in excess of their net realizable value and if an impairment needs to be recorded. Permanent impairments are evaluated periodically based upon expected future cash flows in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets." The adoption of this standard did not have an effect on the financial statements for the year ended December 31, 1996.

Depreciation, depletion and amortization: Depreciation of property and equipment is computed using the units-of-production and straight-line methods, depending upon which method more accurately reflects the related assets' use. Mine development costs are charged to operations using the units-of-production method based on estimated ounces of gold to be recovered.

Property reclamation costs: The estimated reclamation cost obligation related to present disturbances at the Tonkin Springs Properties is carried as a liability. Changes to these estimates, or the estimated reclamation costs associated with other mineral properties, are accrued and charged over the expected life of each property using the units of production method. Ongoing environmental and reclamation expenditures are expensed as incurred.

Stock Option Plans: The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost has been recognized for stock options issued to employees as the exercise price of the Company's stock options granted equals or exceeds the market price of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to provide pro forma information regarding net income as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

Per share amounts: Per share amounts are computed by dividing net income by the weighted average of shares outstanding during the year plus share equivalents. Share equivalents include the effects of outstanding stock options.

Income Taxes: The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS No. 109.") Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Concentration of risks: The Company's financial instruments that are exposed to concentration of credit risk consists primarily of cash equivalent balances in excess of the insurance provided by federal insurance authorities. The Company's investment in Gold Capital common stock is exposed to concentration of credit risk primarily because this investment is dependent upon the successful operation of Gold Capital.

Use of estimates: The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 1996.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash and cash equivalents, interest receivable, and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand. The note receivable bears interest at an amount that approximates a fair market value rate. Accordingly, the fair value approximates its reported carrying amounts ar December 31, 1996.

2.  Sale of 60% Interest in Tonkin Springs Project

On December 31, 1993 (the "Closing"), TSVLP, a partnership owned by subsidiaries of U.S. Gold Corporation (the "Company"), sold a 60 percent undivided interest in the Tonkin Springs Properties and Obligations (the "Properties") to Gold Capital. TSVLP retained a 40 percent undivided interest in the Properties. Immediately after the conveyance to Gold Capital and effective December 31, 1993, TSVLP and Gold Capital each made their respective interest in the Properties subject to a mining joint venture, the Tonkin Springs Project Joint Venture ("Project Joint Venture"), to operate and manage the Properties. Ownership in the Project Joint Venture is: TSVLP- 40 percent, Gold Capital- 60 percent. Gold Capital is manager of the Properties under the Project Joint Venture.

Gold Capital purchased its 60 percent undivided interest in the Properties from TSVLP for a purchase price and other consideration of approximately $7,830,000 representing the estimated fair market value of the assets. The purchase price included $200,000 in cash at Closing; delivery of a mortgage note in the amount of $3.8 million (the "Promissory Note"); 300,000 shares of unregistered Gold Capitals Series A Preferred Stock ("Gold Capital Preferred Stock") having an assigned value of $3 million, and the assumption of 60 percent of a reclamation obligation recorded at $960,000.

Through December 31, 1996, TSVLP has received $2,298,924 in principal payments on the Promissory Note with a balance of $1,501,076 remaining due at December
31, 1996.   The Promissory Note, as amended June 22, 1995, is collateralized by Gold Capital's 60% interest in the Properties and the Project Joint Venture and accrues interest at a fixed rate of 7.5% on the unpaid principal balance. Interest on the Promissory Note for fiscal year 1996 amounted to $129,569 which was received in full in January, 1997. Payment of subsequent years interest is due at the end of each respective calendar year.

Remaining principal balance is due generally in monthly installments of $50,000 until Gold Capital has raised an aggregate of $4,000,000 in new financing, or until paid in full, increasing to $75,000 per month subsequent to Gold Capital raising $4,000,000 in new financing until the note is paid in full.

The future annual minimum principal payments (at the $50,000 per month level) are as follows:

               1997      $561,431
               1998       600,000
               1999       339,645
                       $1,501,076

With the conversion by TSVLP effective December 31, 1996 of its 300,000 shares of Preferred Stock of Gold Capital into 1,750,000 common shares, and conversion by the Company effective December 19, 1996 of a receivable from Gold Capital of $242,029 into 242,029 common shares, the Company effectively owns 2,287,547 common shares of Gold Capital, representing approximately 25.2 percent of the issued and outstanding common stock as of December 31, 1996. Pursuant to the Registration Rights Agreement dated March 27, 1995, Gold Capital has agreed to use its best efforts to register all common stock owned by the Company and TSVLP. As noted below, the Gold Capital Preferred Stock, as amended June 22, 1995, required Gold Capital to pay a mandatory annual 9% dividend through November 30, 1995 (based on the $10 per share stated value, or $3 million aggregate valuation). Such dividends were payable at the option of Gold Capital in cash or its unregistered common stock. The 1994 dividend ($270,000) was satisfied with the issuance of 127,702 shares of common shares of Gold Capital and the 1995 dividend ($247,500 through November 30, 1995) was satisfied by the issuance of 147,816 shares issued to the Company in February, 1996. William W. Reid, president of the Company, is a member of the board of directors of Gold Capital.

On December 20, 1996, Gold Capital and Globex Mining Enterprises, Inc. (a Canadian corporation with shares traded on the Toronto and Montreal stock exchanges, "Globex"), reached a non-binding agreement in principal (the
"Letter of Intent") regarding a conditional offer to i) finance Gold Capital under a loan agreement dated January 16, 1997 (the "Globex Loan"), and ii) merge Gold Capital and Globex as provided under the Agreement and Plan of Merger dated March 13, 1997 (the "Merger Agreement").

Under the Globex Loan, Gold Capital paid $141,000 to the Company in January, 1997, which was applied to the accrued interest on the Promissory Note as of December 31, 1996 ($129,569) with the remainder applied to outstanding principal under the Promissory Note. In addition, Globex agreed, as long as it is progressing satisfactory towards the potential merger of Globex and Gold Capital, or until August 30, 1997, to make advances under the Globex Loan to Gold Capital to be used, among other things, to reasonably maintain, preserve and protect the Tonkin Springs property, and service the Promissory Note to TSVLP at the rate of $50,000 per month commencing February 1, 1997. In turn, the Company agreed to share its security interest in the assets of Gold Capital as provided under the Promissory Note, pari passu, with Globex as provided in an Intercreditor Agreement, and in addition, entered into the Stock Purchase Option Agreement, Agreement Not To Sell Shares, And Agreement To Vote Shares For Merger with Globex, each dated January 16, 1997.

As provided in the Intercreditor Agreement, the Company agreed to share, pari passu with Globex, the security interest held by the Company under the Security Agreement dated December 31, 1993, by and between the Company, TSVLP and Gold Capital. The Company agreed not to give Gold Capital notice of payment default under the Promissory Note so long as the $50,000 per month payments are made.
If a foreclosure action is jointly undertaken, Company and Globex agree to jointly bid not less than the lesser of the fair market value of the collateral or the combined balance then owing under the applicable loan agreements. Upon foreclosure action which results in the Company and Globex acquiring the collateral from Gold Capital, the Company has the right, for 90 days thereafter, to pay to Globex the amount owed to Globex by Gold Capital, and thus to acquire all the rights to the collateral from Globex.

Under the Stock Purchase Option Agreement, Agreement Not To Sell Shares, And Agreement To Vote Shares For Merger, the Company agreed to support the proposed merger of Gold Capital and Globex, to vote its shares owned by the Company in Gold Capital in favor of the proposed merger, and agreed, subject to the completion of that merger, to exchange its 2,287,547 shares of Gold Capital for 632,094 free trading shares of Globex, being the same exchange ratio for Gold Capital shares under the Merger Agreement between Gold Capital and Globex.

The various agreements between the Company, Gold Capital and Globex generally terminate August 30, 1997, unless extended thereafter by the parties, but may be terminated earlier, under certain conditions.

Effective June 22, 1995, and related to the cumulative sale by Gold Capital of 2,500,000 shares of its common stock in a private placement to Royalstar Resources Ltd.("Royalstar"), a company organized and existing under the laws of Canada with shares traded on the Vancouver Stock Exchange, TSVLP and the Company i) amended the Promissory Note, as discussed above, ii) entered into the Commitment and Agreement to Convert, and, iii) entered into the Shareholders' Agreement by and between TSVLP, the Company. Under the Commitment and Agreement to Convert, TSVLP agreed to convert its 300,000 shares of Gold Capital Preferred Stock into common stock of Gold Capital, but not before November 30, 1995. As noted above, TSVLP converted its Preferred Stock into 1,750,000 shares effective December 31, 1996. The Shareholders' Agreement was terminated as provided in the agreement, effective December 4, 1996, upon the resignation of Mr. John Young as president, board member, and chairman of the board of directors of Gold Capital.

Effective June 1, 1995, the Company granted to its officers and outside director options to purchase an aggregate of 450,000 shares of common stock of Gold Capital from the Company at an exercise price of $1.25 per share (the market price of the shares as of the date of the grant). These option agreements expire June 1, 2000, and cannot be exercised prior to April 1, 1996.

Gold Capital is required to fund 100% of the holding, development and administrative costs relating to the Properties until commencement of commercial production. Gold Capital shall be reimbursed for expenditures, up to $6 million ("Reimbursable Costs"), from a preferential portion of cash flows from the operations of the Properties, if any. Expenditures in excess of $6 million will be considered contributions to the Project Joint Venture by Gold Capital. Through December 31, 1996, Gold Capital has reported that it has incurred approximately $3,725,000 in Reimbursable Costs. If the Gold Capital merger with Globex is consummated, the Company has agreed to make certain amendments to the Joint Venture Agreement, including the obligation by Gold Capital to provide any financing required by TSVLP after Commencement of Commercial Production, and increasing the amount of Recoupable Costs from $6 to $8 million.

The Company is recognizing the gain from the sale of the 60% interest in the Tonkin Springs Properties to Gold Capital using the installment method of accounting. For 1996, 24.5% ($1,165,418) of the gain was recognized, representing the balance of the gain related to the Promissory Note, while in 1995, 14.8% ($702,828) of the gain was recognized reflecting payments received under the Promissory Note. As of December 31, 1996, $1,789,100 of the gain (37.7%) is deferred, representing the purchase price consideration related to the Preferred Stock, and is anticipated to be recognized as income as provided under the installment method of accounting.

3.  Tonkin Springs Venture Limited Partnership

The Company holds its 40% interest in the Tonkin Springs properties and its interest in the Tonkin Springs Joint Venture with Gold Capital, under the Tonkin Springs Venture Limited Partnership ("TSVLP"). The following is the condensed statement of operations and condensed balance sheet for TSVLP as of and for the year ended December 31, 1996.

STATEMENT OF OPERATIONS                      Year Ended
                                         December 31, 1996
Revenues:
Installment gain on sale of
  Tonkin Springs interest                 $722,342
Interest income                            133,208
                                           855,550

Costs and expenses:
General, administrative and other          239,665
  NET INCOME                              $615,885


BALANCE SHEET                           December 31, 1996
Assets:
Current assets
Cash                                               $4,834
Interest receivable                               129,569
Note receivable, current portion                  561,431
                                                  695,834

Investment in Project Joint Venture             3,283,875
Note receivable, non-current portion              939,645
Investment in Gold Capital Common Stock         3,537,500
Intercompany account                              733,293
Other assets                                        2,528
TOTAL ASSETS                                   $9,192,675

Reserves, deferred gain and Partners' Interest:
Reserve for reclamation                          $640,000
Deferred gain on sale of
  Tonkin Springs interest                       1,108,901

Partners' interest:
Subsidiaries of U.S. Gold-
 Initial and allocation of
    withdrawn interests                         6,825,286
 Accumulated income                               618,488
Partners' Interest                              7,443,774

TOTAL LIABILITIES AND PARTNERS' INTEREST       $9,192,675

Note A. The partnership agreement was amended in 1991 to, among other things, eliminate the requirement that the general partner fund TSVLP activities by contributions and provides at the option of the general partner, the ability to make secured loans to TSVLP to fund activities.

Note B. TSVLP and Gold Capital are jointly responsible for reclamation of disturbance of the Properties, proportionate to their respective interest in the Project Joint Venture. The current estimate of reclamation cost, on a 100% basis, totals approximately $1.47 million of which TSVLP and the Company reflects $640,000 on its balance sheet related to its 40% share. Actual reclamation, generally, will be commenced upon the completion of operations at the Properties. Bonding of reclamation under various Nevada and Federal Bureau of Land Management agencies, currently set at $1.3 million, is the responsibility of Gold Capital under the terms of the Project Joint Venture.

Note C. During 1995, TSVLP contributed into the Project Joint Venture 247 mineral claims located in Eureka County, Nevada. TSVLP and the Company believes that the carrying value of the forgoing mineral claims to be diminutive.

Note D. During 1995, the Tonkin Springs Project made payments to the participants of $640,000 representing the net proceeds from the sale of a surplus sag mill at the Project with TSVLP receiving $256,000. A gain of $196,375 was recognized by TSVLP related to this sale.

Note E.   As more fully discussed in Footnote 2, effective December 31, 1993
TSVLP sold a 60 percent undivided interest in the Properties to Gold Capital. TSVLP will recognize the gain from this sale using the installment method of accounting. In 1996, 24.5% ($722,342) of the gain was recognized while in 1995, 14.8% ($435,610) was recognized.

4. Condensed Financial Information of Tonkin Springs Project Joint Venture, unaudited

As noted in Footnote 2 above, effective December 31, 1993, TSVLP sold a 60 percent undivided interest in the Properties to Gold Capital and the parties each made their respective interest in the Properties subject to the Project Joint Venture. Gold Capital is manager of the Properties under the Project Joint Venture. The following is the condensed balance sheet of the Project Joint Venture as of December 31, 1996, and statement of operations for the
year then ended.   All costs associated with the Properties have been funded
by Gold Capital and development and exploration costs capitalized:

STATEMENT OF OPERATIONS                    Year Ended
                                        December 31, 1996
Revenues                                      $0
Property maintenance costs               839,205
  NET LOSS                             $(839,205)


BALANCE SHEET                          December 31, 1996

Assets:
Property, plant, equipment &
 development costs                      $12,789,388
Prepaid royalties                           527,823
Deposits and other assets                    10,499
  TOTAL ASSETS                          $13,327,710

Liabilities, Reserves and Project Joint
Venturers' Interest:
Current liabilities                        $536,806
Reserve for reclamation                   1,469,900

Venturers' Interest-
 Gold Capital's interest                  8,885,826
 TSVLP's interest                         2,435,178
Total venturers' interest                11,321,004

TOTAL RESERVES AND
VENTURERS' INTEREST                     $13,327,710

5.  Loan Settlement Agreement with FABC

On February 21, 1992, the Company, among other related things, entered into a Loan Settlement Agreement with its senior secured lender, The
French American Banking Corporation ("FABC"). The Company discharged its debt to FABC in the approximate amount of $19,136,000 and terminated all prior security interests related thereto. As part of the consideration to FABC under the Loan Settlement Agreement, the Company entered into an agreement between Tonkin Springs Gold Mining Company, a wholly-owned subsidiary of the Company ("TSGMC") and FABC entitled "Agreement To Pay Distributions," which requires TSGMC to pay a limited portion of certain distributions from TSVLP to FABC. TSVLP has complete control of such distributions, if any, to TSGMC. Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 in cash or value of asset distributions, as defined in such agreement, received from TSVLP, plus (ii) an amount equal to 50% of such retained distributions in cash or value of asset distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder.

6.  Property and Equipment

At December 31, 1996 property and equipment, net of accumulated depreciation of $111,834 totalled $49,853, and represented office leasehold improvements, office furniture and equipment, vehicles and trailers.

The Company has transferred its interest in several mining properties over the past years. The Company could remain potentially liable for environmental enforcement actions related to its prior ownership interest of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties.

7.  Income Taxes

In the various transactions entered into February 21, 1992 (see footnote 5), the Company had an ownership change, as that term is defined under Section
382 (g), IRC. As a result, the tax net operating loss carry forwards and the investment tax credit carry forwards will be subject to annual limitations under
Section 382 IRC, following the date of such ownership change. Except as noted below, the Company will receive no future benefits from net operating loss carryforwards or investment tax credit carryforwards existing as of the date of the ownership change. At December 31 1996, the Company estimates that tax loss carry forwards related to operations subsequent to 1992 and therefore not subject to any limitations, totals approximately $2,342,400, expiring in year 2011.

The Company adopted Statement No. 109 as of January 1, 1993. Prior years' financial statements were not restated. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 are presented below:

Deferred tax assets:
Alternative minimum tax credit carryfoward     $70,844
Deferred gain on sale of TSVLP interest        294,700
Reclamation obligation                         140,800
Net operating loss carryforward                508,545
Total gross deferred tax assets              1,014,889

Less valuation allowance                      (509,469)
Net deferred tax assets                        505,420

Deferred tax liabilities:
Investment in common stock                     113,900
Basis in TSVLP                                 305,000
Total gross deferred tax liabilities           418,900

Total net deferred tax asset                   $86,520

The Company believes that it is more likely than not that the net deferred tax asset will be realized. Therefore, no valuation allowance has been provided for the $86,520 net deferred tax asset.

A reconciliation of the tax provision for 1996 and 1995 at statutory rates is comprised of the following components:

                                              1996       1995

Statutory rate tax provision on book income   $167,000   $194,400

Book to tax adjustments:
 Installment gain on sale of Tonkin Springs
   not taxable                                (398,000)  (110,900)
 Preferred Stock Dividend                            0    (78,600)
 Valuation allowance                           230,000          0
 Other, net                                      1,000     (4,900)
Tax provision                                        0          0

8.Shareholders' Equity

Stock options were granted to key employees, directors and others under the Non-Qualified Amended and Restated Stock Option and Stock Plan (the "Plan") during 1995, 1993 and 1992.

Options to purchase shares and stock grants under the Plan were granted at
market value as of the date of the grant.   Options to purchase a total of
1,250,000 at an exercise price of $.28125 per share were issued to officers, directors and others on February 3, 1992 of which 1,145,495 remain outstanding and unexercised as of December 31, 1996. Effective December 8, 1993, the Board of Directors amended the Plan and increased the number of shares thereunder from 1,250,000 to 2,300,000. At that date, options to purchase a total of 1,000,000 shares at an exercise price of $.50 per share, were granted to executives and directors of the Company. These options cannot be exercised until sufficient reserved shares of common stock are available for option exercise by the Board of Directors. Effective February 22, 1995, an option was granted to an employee to purchase 50,000 shares at an exercise price of $.47 per share and exercisable 15,000 shares after the first anniversary of the grant, and an additional 15,000 shares on the second anniversary and an additional 20,000 shares on the third anniversary of the grant. During 1996, executive management of the Company exercised stock options to purchase 64,000 shares of the Company's common stock at an exercise price of $.28125 with 16,000 shares retained by the Company as payment of the exercise price of the option with cancellation and returned to the status of authorized but unissued for those shares retained. During 1995, options to purchase an aggregate of 37,705 shares of stock at exercise price of $.28125 were exercised by cash payment by officers of the Company.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the 1995 grant: dividend yield of 0%; expected volatility of 17% risk free interest rate of 7.1%; and expected life of 7.5 years.

Under the accounting provisions of SFAS No. 123, the Company's net income and net income per share would have been adjusted to the following pro forma amounts:

                                   1996         1995
Net income
  As reported                  $490,427     $571,634
  Pro forma                    $487,393     $571,634

Net income per share
  As reported                     $0.03        $0.04
  Pro forma                       $0.03        $0.04

                                   1996                 1995
                                 Weighted              Weighted
                                  Average               Average
                           Range of  Exercise   Range of   Exercise
                            Shares   Prices     Shares     Prices
Outstanding, beginning
of year                   1,262,295  $.28-$.47  1,250,000   $.28
Granted                           0      -         50,000   $.47
Exercised                    64,000  $.28          37,705   $.28
Canceled                          0      -              0      -
Expired                           0      -              0      -
Outstanding, end of year  1,198,295  $.28-$.47  1,262,295   $.28-
                                                            $.47

Options exercisable,
 end of year              1,145,495  $.28-$.47  1,262,295   $.28-
                                                            $.47
Weighted average fair
 value of option
 granted during year           $    0                 $ 0.20

The following table summarizes information about stock options outstanding at December 31, 1996:

Options Outstanding                 Options Exercisable
                          Weighted
                          Average    Weighted             Weighted
Range of      Number      Remaining  Average  Number      Average
Exercise    Outstanding  Contractual Exercise Exercisable Exercise
Prices      at 12/31/96     life      Price   at 12/31/96 Price

$.28        1,145,495    5.1 years    $.28    1,130,495   $.28
$.47           50,000    7.2 years    $.47       15,000   $.47
            1,195,495                         1,145,495

9.  Employee Benefit Plans

On December 10, 1985, the Company's Board of Directors adopted a Simplified Employee Pension Plan ("SEP"). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the Company's financial statements as of its fiscal year end. The Company has not yet determined any contributions to the SEP for the year ended December 31, 1996. While no contribution was made for the year 1995, the Company did make a contribution of 15% during 1995 for calendar year 1994 in the aggregate amount of $53,807. Under the SEP, the Company has the option of contributing a certain amount directly to its employees' Individual Retirement Accounts. The Plan covers all employees of the Company with certain participation requirements, however the Company is not required to make any contributions in a given year. If contributions are made, they must be made to all eligible employees. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $22,500 or 15% of that employee's total compensation.

10.  Lease Commitments and Contingencies

The Company has leased office space and vehicles under noncancelable operating leases which expire through October, 2000. Future minimum lease payments as of December 31, 1996 are as follows:

             1997       $64,200
             1998        60,000
             1999        56,700
             2000        47,300
                       $228,200

Rent expense during the years ended December 31, 1996 and 1995 on all operating leases was approximately $14,600 and $31,100, respectively.

An action entitled "Canyon Construction Company ("Canyon") v. Tonkin Springs Gold Mining Company, and Does I-V," was filed in the Nevada State Court, Case No. 28416 on December 19, 1996. Tonkin Springs Gold Mining Company ("TSGMC") is a wholly-owned subsidiary of the Company. The complaint alleges that TSGMC and Does I-V had failed and refused to pay to Canyon amounts due for performance under a construction contract dated August 9, 1996, and Canyon has filed a Notice of Claim of Lien dated March 7, 1997, on the Tonkin Springs Project Joint Venture. The Canyon action was amended to include Gold Capital as a named defendant. Canyon claimed that they are owned approximately $191,956.72 plus interest and damages. The Canyon contract was entered into by Gold Capital on behalf of the Tonkin Springs Project Joint Venture. Gold Capital is Project manager and under the Purchase and Sale Agreement as well as the Joint Venture Agreement, each dated December 31, 1993, Gold Capital is responsible for funding of all costs of the Project until Commencement of Commercial Production. In addition, Gold Capital is obligated to keep the Tonkin Springs Project and assets free and clear of any liens. The Canyon action is the sole obligation of Gold Capital. The Company has given written notice to Gold Capital specifically requesting Gold Capital to address and resolve the Canyon litigation and the claim of lien in an appropriate manner. The Company does not believe the Canyon litigation and the claim of lien will result in any material adverse effect on the Companys financial postion, operations or cash flows.

12.  Statements of Cash Flows


The Company's statement of cash flows for the two year periods ended December 31, 1996 excludes the following non-cash investing and financing activities:

                                      1996       1995
Satisfaction of dividend
 receivable by investment in
 Gold Capital common stock.          $247,500    $270,00

Exercise of stock options with
 shares representing exercise
 price retained and canceled          $18,000    $0

Investment in Gold Capital
 Preferred Stock converted into
 investment in Gold Capital
 Common Stock                      $3,000,000    $0

Satisfaction of accounts
 receivable into Gold Capital
 Common Stock                        $262,029    $0

13.  Selected Quarterly Financial Information (unaudited)

                                           Per share data-
                          Net Income       Income (Loss)
                            (Loss)           Per Share
1996
First Quarter             $(248,870)          $(0.02)
Second Quarter            $ (61,344)          $(0.00)
Third Quarter             $  24,794           $ 0.00
Fourth Quarter            $ 775,847           $ 0.05

1995
First Quarter             $ (14,711)          $(0.00)
Second Quarter            $(310,214)          $(0.02)
Third Quarter             $ 195,958           $ 0.01
Fourth Quarter            $ 700,601           $ 0.05


ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS on ACCOUNTING AND FINANCIAL DISCLOSURE.

None.


PART III

ITEM 9.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OF THE
ISSUER

The following table sets forth certain information as to each officer and director of the Company:

                             Position with
Name               Age       the Company           Term Expires

William W. Reid    48      President and Director  Upon Successor's
                                                   Election

William F. Pass    50      Vice President,         Upon Successor's
                         Chief Financial Officer   Election
                           and Secretary

David C. Reid      47      Vice President          Upon Successor's
                           and Director            Election

John W. Goth       69      Director                Upon Successor's
                                                    Election

WILLIAM W. REID-PRESIDENT AND DIRECTOR

Mr. Reid, a founder of the Company, has served as a Director and the President of the Company since its inception in 1979. Mr. Reid devotes substantially all of his time to the business and affairs of the Company. Effective January 1, 1994, Mr. Reid and the Company entered into an employment contract as discussed below. Mr. Reid also serves on the board of directors of Gold Capital Corporation, a publicly traded company, as provided by the Gold Capital
Series A Preferred Stock Agreement between TSVLP and Gold Capital.

WILLIAM F. PASS-VICE PRESIDENT ADMINISTRATION, SECRETARY

Mr. Pass joined the Company in June, 1988 and was appointed Corporate Secretary on September 1, 1991 and effective January 1, 1994, was made Vice President Administration. Effective February 1, 1996, Mr. Pass was appointed Vice President, Chief Financial Officer and Corporate Secretary. Mr. Pass devotes substantially all of his time to the business and affairs of the Company. Effective January 1, 1994, Mr. Pass and the Company entered into an employment contract as discussed below.

DAVID C. REID-VICE PRESIDENT EXPLORATION AND DIRECTOR

Effective October 19, 1993, Mr. David Reid was appointed a member of the Board of Directors of the Company. On January 1, 1994, Mr. Reid became an employee and officer of the Company with the title Vice President Exploration and entered into an employment contract with the Company as discussed below. Mr. David Reid devotes substantially all of his time to the business and affairs of the Company. From January 1, 1993 through December 31, 1993, Mr. Reid was an employee of TSVLP and sole director and president of U.S. Environmental Corporation, a wholly-owned subsidiary of the Company and 0.5 percent owner and limited partner in TSVLP. From September 1, 1991 through December 31, 1992, Mr. Reid was a consultant to the Company. Prior to September, 1991, Mr. Reid was an employee and officer (secretary) of the Company and served as a director.

JOHN W. GOTH-DIRECTOR

Mr. Goth has been a director of the Company since 1987. Mr. Goth also serves on the board of directors of Royal Gold, Inc., and Banro Resource Corporation, both publicly traded companies. For the past nine years, Mr. Goth has been a self-employed mining consultant.

There are no family relationships between officers and directors of the Company except that David C. Reid, an officer and director of the Company, is brother to William W. Reid, president of the Company and director.

ITEM 10. EXECUTIVE COMPENSATION

The following table summarizes the total compensation of the Executive Officers of the Company for the Company's last three fiscal years:

                      Summary Compensation Table

                            Annual Compensation       Other
Name and Principal                                    Annual
Position             Year     Salary       Bonus      Compensation

William W. Reid      1996   $205,048      $80,000     $0
President and CEO    1995   $200,000      $53,750     $0
                     1994   $157,150      $16,250     $22,500 (1)

William F. Pass      1996   $93,966       $36,000     $0
Vice President, CFO  1995   $90,000       $23,000     $0
and Secretary        1994   $75,000       $12,000     $13,307 (1)

David C. Reid        1996   $103,534      $40,000     $0
Vice President       1995   $100,000      $23,000     $0
                     1994   $75,000       $12,000     $13,050 (1)

                              Long Term Comensation        All
                                     Awards               Other
                              Securities Underlying    Compensation
                                     Options
Name and Principal
Position             Year

William W. Reid      1996            0                  $54,000
President and CEO    1995            0                  $0 (2)
                     1994            500,000            $0

William F. Pass      1996            0                  $0
Vice President, CFO  1995            0                  $0 (2)
and Secretary        1994            100,000            $0

David C. Reid        1996            0                  $0
Vice President       1995            0                  $ (2)
                     1994            300,000            $0

(1) On December 10, 1985, the Company's Board of Directors adopted a Simplified Employee Pension Plan ("SEP"). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the Company's financial statements as of its fiscal year end. The Company has not yet determined any contributions to the SEP for the year ended December 31, 1996. No contribution was made for the year 1995. The Company made a contribution of 15% during 1995 for calendar year 1994. Under the SEP, the Company has the option of contributing a certain amount directly to its employees' Individual Retirement Accounts. The Plan covers all employees of the Company with certain participation requirements, however the Company is not required to make any contributions in a given year.
 If contributions are made, they must be made to all eligible employees. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $22,500 or 15% of that employee's total compensation.

(2) Effective June 1, 1995, the Company granted to its executive officers and outside director options to purchase shares of common stock of Gold Capital Corporation from TSVLP or the Company at an exercise price of $1.25 per share (the market price of the shares as of the date of the grant). Mr. William Reid received options to purchase 200,000 shares of Gold Capital common stock, and Mr. Pass and Mr. David Reid each received options to purchase 100,000 shares. These option agreements expire June 1, 2000. The options were not in the money at December 31, 1996 based upon the average of the reported bid and ask price of Gold Capital's common stock of $1.19 per share and therefor had no reportable value.

Option Grants in Last Fiscal Year

There were no grants of stock options made pursuant to the Non-Qualified Stock Option and Stock Grant Plan during 1996 to Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Table Value Shown below is information at December 31, 1996 with respect to the exercised and unexercised options to purchase the Company's common stock to Executive Officers under the Non-Qualified Stock Option and Stock Grant Plan.

             Shares Acquired   Value     December 31,  December 31,
Name             on Exercise   Realized         1996      1996 (3)

William W. Reid     64,000    $54,000       388,295 (1)  $405,668
                                            500,000 (2)  $0

William F. Pass          0         $0       195,000 (1)  $203,727
                                            100,000 (2)  $0

David C. Reid            0         $0       365,000 (1)  $382,334
                                            300,000 (2)  $0

(1)  These options were exercisable at December 31, 1996.

(2) These options are currently unexercisable but will become exercisable at such time as additional authorized and unissued shares of the Company's common stock become available and are reserved for option exercise by the Board of Directors. If they had been exercisable, their value would be $413,000 for William W. Reid, $82,600 for William F. Pass, and $247,800 for David C. Reid, based upon the price as noted in (3) below.

(3) Based upon the mean of the high and low price as reported by Nasdaq on that date ($1.326).

Compensation of Directors

The Company reimburses its outside director for reasonable expenses incurred by him in attending meetings of the Board of Directors or of Committees of the Board. No such expenses were incurred nor paid for 1996. Additionally, the outside director is normally paid $3,000 per quarter for his services. During 1996, Mr. Goth received total compensation of $6,000 for his service as outside director plus $10,000 in additional compensation as a bonus. At December 31, 1996, the Company has a liability to Mr. Goth in the amount of $6,000 for
unpaid 1996 services.   Directors who are also officers or employees of the
Company or its affiliates do not receive compensation for their director responsibilities over their normal compensation as employees.

Employment Contracts

The Company entered into Employment Agreements effective January 1, 1994, as amended June 1, 1995 with William W. Reid, William F. Pass, and David C. Reid (the "Employment Contracts") each of which is for a five year term commencing January 1, 1994. The Employment Contracts shall be extended automatically by one year upon each anniversary date unless either the Company or employee provides the other party written notice prior to 120 days before such anniversary, that the Employment Contract will not be so extended.
William W. Reid's Employment Contract provides for a base salary of $157,500 per year for the first year, $200,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the Consumer Price
Index (All Items-Urban) (the "CPI-U"). William F. Pass' Employment Contract provides for a base salary of $75,000 per year for the first year, $90,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the CPI-U. David C. Reid's Employment Contract provides for a base salary of $75,000 per year for the first year, $100,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the CPI-U.

Each of the Employment Agreements provides that the employee would be entitled to receive a termination payment from the Company in a lump sum equal to 2.9 times the employee's average annual compensation for the five taxable years immediately preceding the date of termination by the employee under certain circumstances, summarized as follows: i) the sale by the Company of substantially all of its assets to a single purchaser or to a group of affiliated purchasers; ii) the sale, exchange or other disposition, in one transaction or a series of related transactions, of at least 30 percent of the outstanding voting shares of the Company; iii) a decision by the Company to terminate its business and liquidate its assets; iv) the merger or consolidation of the Company with another entity or an agreement to such a merger or consolidation or any other type of reorganization; v) the Company makes a general assignment for the benefit of its creditors, files a voluntary bankruptcy, or certain similar events or circumstances, vi) there is a material change in employee's authority, duties or responsibilities; or, vi) the Company acquires any stock or other investment in any business enterprise which acquisition or investment exceeds 40 percent of the net book value of the Company. Upon the death of an employee, the Company shall pay the employee's estate an amount equal to one year's salary; and upon termination by the Company following permanent disability of the employee, the Company shall pay the employee an amount equal to two years salary.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the Company's common stock owned beneficially as of March 15, 1997, by each person known by the Company to have owned beneficially more than five percent of such shares then outstanding, by each person serving as a director of the Company, the Executive Officers, and all of the Company's officers and directors as a group.

                                                   Percentage
Name and Address                                   of Class
of Beneficial      Type of                         Benefically
Owner              Ownership    Number of Shares   Owned

William W. Reid    Record and   452,292(1)         3.2%
338 Clayton #1     Benefical
Denver, CO 80206

David C. Reid      Record and   384,970(2)         2.7%
9070 E.            Beneficial
Jewell Circle
Denver, CO 80231

William F. Pass    Record and   200,000(3)         1.4%
14820 W. 58th Pl   Benficial
Golden, CO 80403

John W. Goth       Record and   100,000(4)         0.7%
15140              Benefical
Foothill Road
Golden, CO  80401

Placer Dome U.S.
Inc.              Record and     975,000           7.0%
One California    Benefical
Street, Suite 2500
San Francisco, CA
94111-5472 (5)

The Travelers     Record       3,162,374           22.8%
Corporation
One Tower Square
Hartford, CT
06183 (6)

French American   Record        2,142,171          15.5%
Banking Corporation
499 Park Avenue
New York, NY  10022

All officers and                1,137,262           7.6%
directors as a group
(4 persons)

(1) This number includes an option to purchase 388,295 shares at $.28125 per share.
(2) This number includes an option to purchase 365,000 shares at $.28125 per share.
(3) This number includes an option to purchase 195,000 shares at $.28125 per share.
(4) This number consists of an option to purchase 100,000 shares at $.28125 per share.
(5) Placer Dome U.S. Inc. is a wholly owned subsidiary of Placer Dome Inc., a Canadian public company.
(6) The securities are owned by The Travelers Corporation and its subsidiaries, The Travelers Insurance Co., and The Prospect Company.

ITEM 12.  Certain Relationships and Related Transactions

Transaction with Gold Capital

On December 31, 1993, TSVLP sold a 60 percent undivided interest in the Tonkin Springs properties and obligations to Gold Capital, a publicly traded corporation, and the parties immediately made their respective interests therein subject to the Project Joint Venture, with Gold Capital as manager. Ownership in the Project Joint Venture is: TSVLP- 40 percent, Gold Capital-
60 percent.   As partial consideration for the purchase by Gold Capital, TSVLP took a $3.8 million secured promissory note, recourse only to the properties and joint venture of which principal payments of $1,848,080 have been received as of December 31, 1995. As further partial consideration TSVLP received 300,000 shares of convertible Preferred Stock of Gold Capital with a deemed aggregate value of $3 million.

The Gold Capital Preferred Stock, as amended June 22, 1995, required Gold Capital to pay a mandatory annual 9% dividend through November 30, 1995
(based on the $10 per share stated value, or $3 million aggregate valuation). Such dividends were paid at the option of Gold Capital in unregistered common shares with the 1994 dividend ($270,000) satisfied with 127,702 shares of common shares of Gold Capital and the 1995 dividend ($247,500 through November 30, 1995) satisfied with 147,816 shares. TSVLP converted its 300,000 shares of Gold Capital Preferred Stock into 1,750,000 shares of Gold Capital common stock, effective December 31, 1996. In addition, during 1996, the Company elected to convert an accounts receivable from Gold Capital in the amount of $242,029 representing consulting services, overhead support and expense charged to Gold Capital under an Office Management and Support Agreement dated April 1, 1994, into 242,029 shares of common stock of Gold Capital. Therefore, as of December 31, 1996, the Company owns 2,287,547 shares of Gold Capital representing approximately 25.2% of the issued and outstanding common shares. Pursuant to the Registration Rights Agreement dated March 27, 1995, Gold Capital has agreed to use its best efforts to register all common stock received by TSVLP.
William W. Reid, president of the Company, was made a member of the board of directors of Gold Capital as provided by the Gold Capital Preferred Stock agreement upon Closing.

On December 20, 1996, Gold Capital and Globex reached a non-binding agreement in principal (the "Letter of Intent") which resulted in i) an agreement by Globex to provide certain limited funding for Gold Capital under a loan agreement dated January 16, 1997 (the "Globex Loan"), and ii) a plan to merge Gold Capital and Globex as provided under the Agreement and Plan of Merger dated March 13, 1997 (the "Merger Agreement"). Under the Globex Loan, Gold Capital paid $141,000 in accrued interest and principle under the Secured Note to TSVLP in January, 1997. In addition, Globex agreed, as long as it is progressing satisfactory towards the potential merger of Globex and Gold Capital, or until August 30, 1997, to make advances under the Globex Loan to Gold Capital to be used, among other things, to reasonably maintain, preserve and protect the Tonkin Springs property, and service the Secured Note to TSVLP at the rate of $50,000 per month commencing February 1, 1997. In turn, the Company agreed to share its security interest in the assets of Gold Capital as provided under the Secured Note, pari passu, with Globex as provided in an Intercreditor Agreement, and in addition, entered into the Stock Purchase Option Agreement, Agreement Not To Sell Shares, And Agreement To Vote Shares For Merger with Globex, each dated January 16, 1997. In addition, the Company has agreed, contingent upon the successful merger of Gold Capital and Globex to amend the Joint Venture Agreement.
See "Item 1. Description of Business - Business - Sale of 60% Interest in
Tonkin Springs Properties to Gold Capital" for a more detail discussion of these agreements.

Subsequent to the December 31, 1993 transaction with Gold Capital, certain executives of the Company and certain of their immediate family members, made personal investments in securities of Gold Capital under the same terms and conditions as those offered by Gold Capital to other investors in a private placement offering completed February 28, 1994. Under the terms of the investments, investors purchased units for $2.00 per unit. Each unit consisted of 2 shares of common stock in Gold Capital plus the right, through a warrant, to purchase one additional share of common stock for an additional $1.00, which rights were all exercised during 1994. Mr. William W. Reid, president of the Company, and members of his immediate family purchased 40,500 shares of Gold Capital common stock at a cost of $40,500. The investments by Mr. William Reid and his immediate family constituted approximately 2% of the then issued and outstanding common shares of Gold Capital. Mr. William F. Pass, vice president and secretary of the Company along with his immediate family, purchased 15,900 shares at cost a of $15,900. The investments by Mr. Pass and his immediate family constituted approximately 1% of the then issued and outstanding common shares of Gold Capital. Mr. David C. Reid, vice president exploration of the Company, purchased 35,100 shares at a cost of $35,100, which constituted approximately 2% of the then issued and outstanding common shares of Gold Capital.

Effective June 22, 1995, Gold Capital completed the sale of 2,200,000 shares of its common stock in a private placement to Royalstar Resources Ltd. ("Royalstar"), a company organized and existing under the laws of Canada with shares traded on the Vancouver Stock Exchange. TSVLP and the Company, in order to facilitate the Royalstar private placement investment into Gold Capital i) amended the Secured Promissory Note, ii) entered into the Commitment and Agreement to Convert, and iii) entered into the Shareholders' Agreement by and between TSVLP, the Company, Gold Capital, Royalstar and certain directors of Gold Capital, as further discussed below. From a portion of the proceeds from the sale of stock by Gold Capital to Royalstar, Gold Capital paid approximately $1 million to TSVLP as principal payments under the Promissory Note and accounts payable to TSVLP.

Under the Commitment and Agreement to Convert, TSVLP agreed to convert its 300,000 shares of Gold Capital Preferred Stock into shares of Gold Capital common stock, which conversion was effective December 31, 1996, with 1,750,000 unregistered shares of common stock issued to TSVLP. In addition, the mandatory 9% annualized stock dividend requirement under the Gold Capital Preferred Stock terminated November 30, 1995.

Under the Shareholders' Agreement dated June 22, 1995: i) Royalstar, as majority owner of Gold Capital, agreed for a period of five years to support the nomination and election of certain individuals to Gold Capital's board of directors, including a member recommended by TSVLP, ii) TSVLP granted a proxy to John Young, the President and Chief Executive Officer of both Royalstar and Gold Capital, which proxy terminated if Mr. Young was no longer either the chief executive officer of Royalstar or the chairman, chief executive and president of Gold Capital or no later than June, 2000 and provided that Mr. Young could vote all common shares of Gold Capital standing in the name of TSVLP or the Company in all matters submitted to shareholders of Gold Capital, and iii)
TSVLP and the Company gave to Royalstar a first right of refusal as relates to sales by TSVLP or the Company of shares of Gold Capital common stock to third parties. The Shareholders' Agreement dated June 22, 1995, terminated effective December 4, 1996, as provided under its terms, with the resignation of Mr. John Young, as present of Gold Capital.

The Company has a month-to-month office support agreement with Gold Capital, whereby it provides Gold Capital office space in Denver, Colorado, along with secretarial and administrative assistance, reception services, and conference facilities, for $1,850 per month totalling $22,200 during both 1996 and 1995. Gold Capital also contracts for consulting services from certain employees of the Company on an as-needed basis. The Company has received an aggregate of $177,744 and $107,426 pursuant to this arrangement in years 1996 and 1995, respectively. As noted above, in December, 1996, the Company converted $242,029 owed by Gold Capital under these arrangements into 242,029 common shares.


ITEM 13.  EXHIBITS AND REPORTS ON FORM 8-K.

(a)  Exhibits.

   3.0 Company's Articles of Incorporation, as Amended June 22, 1988, July 5, 1988, and December 20, 1991 (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995, Exhibit 3.0).

   3.1 Company's Bylaws, as Amended June 22, 1988 (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995, Exhibit 3.1).

  10.1 Royalty Purchase and Restructuring Agreement dated February 21, 1992, by and between U.S. Gold Corporation and NERCO Minerals Company (incorporated by reference from the Report on Form 8-K dated February 21, 1992, Exhibit 1).

  10.2 Agreement To Pay Distributions dated February 21, 1992, by and between Tonkin Springs Gold Mining Company and French American Banking Corporation (incorporated by reference from the Report on Form 8-K dated February 21, 1992,
Exhibit 4).

  10.3 Promissory Note dated December 31, 1993, by and between Tonkin Springs Venture Limited Partnership and Gold Capital Corporation (incorporated by reference from the Report on Form 8-K dated December 31, 1993, Exhibit 10.3).

  10.4 Security Agreement dated December 31, 1993, by and between Tonkin Springs Venture Limited Partnership and Gold Capital Corporation (incorporated by reference from the Report on Form 8-K dated December 31, 1993, Exhibit 10.4).

  10.5 Form of Amended Promissory Note from Gold Capital Corporation (debtor) to Tonkin Springs Venture Limited Partnership dated June 22, 1995, (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995, Exhibit 10.5).

  10.6 Loan Agreement dated August 18, 1993, by and between U.S. Gold Corporation and Placer Dome U.S. Inc. (incorporated by reference from the Report on Form 8-K dated August 23, 1993, Exhibit 10.1).

  10.7 Promissory Note dated effective August 23, 1993, by and between U.S. Gold Corporation and Placer Dome U.S. Inc. (incorporated by reference from the Report on Form 8-K dated August 23, 1993, Exhibit 10.2).

  10.8 Grant, Bargain and Sale Deed dated effective August 23, 1993, by and between U.S. Gold Corporation and Placer Dome U.S. Inc. (incorporated by reference from the Report on Form 8-K dated August 23, 1993, Exhibit 10.3).

  10.9 Amended and Restated Non-Qualified Stock Option and Stock Grant Plan, as amended effective December 8, 1993 (incorporated by reference from the Report on Form 10-KSB for the year ended December 31, 1993, Exhibit 10.14).

 10.10 Purchase and Sales Agreement dated December 31, 1993, by and between Tonkin Springs Venture Limited Partnership and Gold Capital Corporation (incorporated by reference from the Report on Form 8-K dated December 31, 1993, Exhibit 10.1).

 10.11 Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Gold Capital Corporation dated December 31, 1993 (incorporated by reference from the Report on Form 8-K dated December 31, 1993,
Exhibit 10.2).

 10.12 Mining Venture Agreement dated December 31, 1993, by and between Tonkin Springs Venture Limited Partnership and Gold Capital Corporation (incorporated by reference from the Report on Form 8-K dated December 31, 1993, Exhibit 10.5).

 10.13 Amended Employment Agreement with William W. Reid dated June 1, 1995 (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.1).

 10.14 Amended Employment Agreement with William F. Pass dated June 1, 1995 (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.2).

 10.15 Amended Employment Agreement with David C. Reid dated June 1, 1995 (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.3).

 10.16 Stock Option Agreement dated June 1, 1995 with William W. Reid related to option to purchase shares of common stock of Gold Capital Corporation from the Company (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.4).

 10.17 Stock Option Agreement dated June 1, 1995 with William F. Pass related to option to purchase shares of common stock of Gold Capital Corporation from the Company (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.5).

 10.18 Stock Option Agreement dated June 1, 1995 with David C. Reid related to option to purchase shares of common stock of Gold Capital Corporation from the Company (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.6).

 10.19 Stock Option Agreement dated June 1, 1995 with John W. Goth related to option to purchase shares of common stock of Gold Capital Corporation from the Company (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.7).

 10.20 Registration Rights Agreement dated March 27, 1995, by and between Tonkin Springs Venture Limited Partnership and Gold Capital Corporation (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995, Exhibit 10.20).

 10.21 Shareholders Agreement dated June 22, 1995, by and between U.S. Gold Corporation, Tonkin Springs Venture Limited Partnership, Tonkin Springs Gold Mining Company, Royalstar Resources Ltd. and John M. Young, and Gold Capital Corporation (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995, Exhibit 10.21).

 10.22 Commitment and Agreement to Convert dated June 22, 1995, by and between Tonkin Springs Venture Limited Partnership and Royalstar Resources Ltd. (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995, Exhibit 10.22)

 10.23 Executive Summary of Technical Audit of the Tonkin Springs Gold Property, Eureka County, Nevada, dated April, 1996, by Behre Dolbear & Company, Inc., Denver, Colorado (incorporated by reference from the Report on Form 10-QSB dated March 31, 1996, Exhibit 10.1).

*10.24 Loan Agreement dated January 16, 1997, by and between Gold Capital Corporation (debtor), Globex Mining Enterprises Inc. (creditor), and the Company (as secured creditor of Gold Capital.)

*10.25 Intercreditor Agreement dated January 16, 1997, by and between the Company and Tonkin Springs Venture Limited Partnership, Globex Mining Enterprises Inc., and Gold Capital Corporation.

*10.26 Stock Purchase Option Agreement, Agreement Not To Sell Shares, And Agreement To Vote Shares For Merger dated January 16, 1997, by and between the Company and Globex Mining Enterprises Inc.

 *11.  Statement regarding computation of per share earnings.

 21. Subsidiaries of the Company (incorporated by reference from the Report on Form 10-KSB for the year ended December 31, 1993, Exhibit 21).

*23.1 Consent of BDO Siedman, LLP, to the incorporation by reference of their audit report dated March 26, 1997, in the Company's Form S-8.

*23.2  Consent of Behre Dolbear and Company, Inc., dated March 24, 1997.

*23.3  Consent of Ore Reserves Engineering, dated March 20, 1997.

*27  Financial Data Schedule

*Filed herewith.

(b)  Reports on Form 8-K during the 4th quarter of 1996.

None.


SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act of 1934, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GOLD CORPORATION

March 24, 1997   By/s/ William W. Reid
William W. Reid, President and Chief Executive Officer

March 24, 1997   By/s/ William F. Pass
William F. Pass, Vice President, Chief Financial Officer and Secretary

In accordance with the Exchange Act, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

March 24, 1997  By/s/ William W. Reid
William W. Reid, Chairman of the Board of Directors

March 24, 1997  By/s/ David C. Reid
David C. Reid, Exploration Vice President and Director

March 24, 1997  By/s/ John W. Goth
John W. Goth, Director